4/10

07022529

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paragon Group of Companies

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 17 2007

THOMSON FINANCIAL

FILE NO. 82- 34991 FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 4/11/07

SEC File No. 82-34991

paragon
The Paragon Group of Companies PLC

AR/S
9-30-06

Annual Report & Accounts 2006



















Contents

Financial highlights

15.3%

Increase in profit before tax on a statutory basis to £82.8 million (2005: £71.8 million) and by 15.5% on a proforma basis (2005 proforma*: £71.7 million)

25.2%

Increase in earnings per share on a statutory basis to 61.2p (2005: 48.9p) and by 25.4 % on a proforma basis (2005 proforma*: 48.8p)

34.9%

Increase in dividend per share to 17.0p (2005: 12.6p)

68.5%

Increase in loan advances to £3,412.6 million (2005: £2,025.6 million)

82.2%

Increase in buy-to-let loan advances to £3,038.3 million (2005: £1,667.8 million)

29.1%

Increase in loan assets to £8,426.6 million on a statutory basis (2005: £6,528.7 million) and by 31.0% on a proforma basis (2005 proforma*: £6,431.1 million)

	2006 IFRS £m	2005 Proforma* £m	2005 IFRS Statutory £m	2004 UK GAAP £m	2003 UK GAAP £m	2002 UK GAAP £m
Profit before taxation	**82.8**	71.7	71.8	71.0	51.9	46.0
Profit after taxation	**68.8**	55.7	55.8	54.7	40.3	36.6
Total loan assets	**8,426.6**	6,431.1	6,528.7	5,950.9	5,287.1	2,521.3
Shareholders' funds	**279.0**	244.4	312.8	268.4	225.3	200.8

	2006 IFRS	2005 Proforma*	2005 IFRS Statutory	2004 UK GAAP	2003 UK GAAP	2002 UK GAAP
Earnings per share						
- basic	**61.2p**	48.8p	48.9p	48.0p	35.5p	32.1p
- diluted	**58.4p**	46.8p	46.9p	46.2p	34.8p	31.4p
Dividend per ordinary share	**17.0p**	12.6p	12.6p	9.6p	6.3p	5.1p

Results for the years ended 30 September 2006 and 2005 are presented under International Financial Reporting Standards (IFRS).
Results for the years ended 30 September 2004, 2003 and 2002 are presented in accordance with UK GAAP.
* For references to the proforma basis see appendix II.

Chairman's statement

The year to 30 September 2006 has been another successful period for the Group, with profits, earnings, business volumes and loan assets all growing strongly. The Group has increased its market share within the buy-to-let sector, further strengthening its position as a top lender to private sector landlords.

During the year, profit on ordinary activities before taxation increased by 15.3% on a statutory basis to £82.8 million from £71.8 million in the previous year and by 15.5% from £71.7 million on a proforma basis (appendix II). Earnings per share increased by 25.4% on a proforma basis to 61.2p (2005: 48.8p) and by 25.2% on a statutory basis from 48.9p.

Total advances by the Group increased by 68.5% to £3,412.6 million (2005: £2,025.6 million), of which £3,038.3 million were buy-to-let advances, an increase of 82.2% over the year. Total loan assets at 30 September 2006 increased by 29.1% to £8,426.6 million from £6,528.7 million at 30 September 2005 on a statutory basis and by 31.0% to £6,431.1 million on a proforma basis.

The Board has declared an increased final dividend of 10.1p per share which, when added to the interim dividend of 6.9p paid on 31 July 2006, gives a total dividend of 17.0p per share for the year, an increase of 34.9% over last year. Subject to approval at the Annual General Meeting on 8 February 2007, the dividend will be paid on 12 February 2007, by reference to a record date of 12 January 2007.

Business review and strategy

During the period we have continued the development of our lending brands, Paragon Mortgages and Mortgage Trust, offering products to a wider range of residential property investors across various types of mortgage intermediaries, mortgage networks and mortgage packagers as well as direct to borrowers. We have invested significantly in underwriting and distribution technology, to facilitate more efficient underwriting and enhance the quality of service to brokers and borrowers. The Group remains well placed competitively in this market.

The consumer credit market has remained weak during the year and, as a consequence, our focus within the consumer credit division on cautious lending rather than volumes continues to be appropriate. As before, we have restricted our activities to areas with a low incidence of arrears with an emphasis on secured lending.

Capital management

During the year the Company bought 3,454,000 shares in the market at a cost of £23.1 million with the result that by 30 September 2006 a total of 5,244,000 shares had been repurchased since the buy-back programme was announced in 2005, at a total cost of £31.4 million. On an annualised basis the share purchases to date will enhance earnings per share by approximately 3%.

Over the period we have continued to reduce the risk profile of the Group's loan assets through a disciplined restructuring of the portfolio from unsecured towards less capital-demanding secured lending. In addition, the more capital-demanding closed books have continued to decline, both from natural run-off and from ongoing disposals, the latter including the sale during the year of the majority of the remaining NHL assets. Further asset sales may be considered as appropriate to supplement the organic run-down strategy. As a result, the Board announced during the year that it would increase the amount set aside to repurchase shares in the market by a further £20.0 million, within the authority granted by shareholders at the 2006 Annual General Meeting. Of this, £8.6 million remains available for investment in the repurchase programme going forward.

Board changes

In July we announced that I will be retiring from the Board at the end of the forthcoming Annual General Meeting and that Bob Dench, a non-executive director since 2004, will be taking over as Chairman from that time. The Group is fortunate in having a capable and stable management team and Bob, with his considerable management experience in the financial sector, is eminently suitable for the job. The fourteen years since I became Chairman have been tremendously fulfilling and meeting the many challenges we encountered has paved the way for the success the Group enjoys today.

Gavin Lickley, a non-executive director since 2002, retired from the Board in October 2006. We thank Gavin for his service and commitment during the years of his association with the Group.

We were pleased to announce recently that Terry Eccles will be joining the Board on 1 February 2007 as an independent non-executive director. Terry is currently Vice-Chairman of JPMorgan Cazenove and will bring to the Board considerable experience in the financial sector.

The Nomination Committee is currently considering a further non-executive appointment.

Outlook

The Group has enjoyed another year of strong growth. Income generating assets increased by 31.0% on a proforma basis through the addition of high quality loans, whilst exposure to the more risky assets in the book was further reduced. Secured loans now account for 96.8% of loan assets. A strong cash position has enabled the Group to make a special contribution to the staff pension scheme, thus eliminating the deficit reported last year, and to make considerable progress with the extended share buy-back programme.

The success of the Group in developing its buy-to-let mortgage businesses, Paragon Mortgages and Mortgage Trust, is evident in the increase in Paragon's share of the buy-to-let market and the strong business flows towards the end of the year, and beyond, have ensured a sound start to the current financial year.

As I prepare to leave the Group in February, after fifteen years of service, I am delighted with progress over this period. More important, however, is my confidence in Paragon's future. The Group is financially and professionally strong with an excellent management team and a dedicated staff with whom it has been a privilege to work closely over this period. Paragon's principal buy-to-let activity is now well understood and most major banking groups are now active participants in this market. We are extremely well placed competitively and see opportunities in this sector for many years to come. Other promising business streams are reviewed, tested and, as the Chief Executive's review indicates, implemented where appropriate.

My successor, Bob Dench, has the qualities and relevant experience to continue Paragon's successful development. I wish him and the Paragon team great success in the future.

Jonathan P L Perry
Chairman

22 November 2006

Chief Executive's Review

During the year ended 30 September 2006 the Group advanced strongly, with profit before tax increasing by 15.3% on a statutory basis to £82.8 million from £71.8 million in the previous year and by 15.5% from £71.7 million on a proforma basis (see below).

Total loan assets at 30 September 2006 increased by 29.1% to £8,426.6 million from £6,528.7 million at 30 September 2005 on a statutory basis and by 31.0% to £6,431.1 million on a proforma basis. Total advances by the Group increased by 68.5% to £3,412.6 million (2005: £2,025.6 million), of which £3,038.3 million were buy-to-let advances, an increase of 82.2% over the year.

In adopting International Financial Reporting Standards ("IFRS") for the first time, the Group has not applied IAS 32 and IAS 39 in compiling the statutory comparative figures for the year ended 30 September 2005 shown in this report. In order to aid comparison of the 2006 and 2005 results, additional proforma information has been provided within this statement, showing the results for that period as they would have been stated had the Group applied those provisions of IAS 32 and IAS 39 relating to accounting for the Group's loan assets. Further information is given in appendix II. For all references to proforma disclosures refer to this appendix. A full statement of the effects of the transition to IFRS was issued by the Company on 21 February 2006.

CONSOLIDATED INCOME STATEMENT

for the year ended 30 September 2006

	2006	2005 Proforma	2005 Statutory
	£m	£m	£m
Interest receivable	**550.8**	486.8	485.8
Interest payable and similar charges	**(407.9)**	(355.9)	(390.8)
Net interest income	**142.9**	130.9	95.0
Other operating income	**30.6**	29.4	37.9
Total operating income	**173.5**	160.3	132.9
Operating expenses	**(45.4)**	(45.2)	(45.2)
Provisions for losses	**(47.8)**	(43.4)	(15.9)
	80.3	71.7	71.8
Fair value net gains	**2.5**	-	-
Operating profit being profit on ordinary activities before taxation	**82.8**	71.7	71.8
Tax charge on profit on ordinary activities	**(14.0)**	(16.0)	(16.0)
Profit on ordinary activities after taxation	**68.8**	55.7	55.8
Proposed dividend - Rate per share	**17.0p**	12.6p	12.6p
Basic earnings per share	**61.2p**	48.8p	48.9p
Diluted earnings per share	**58.4p**	46.8p	46.9p

For management purposes the Group is organised into two major operating divisions, Buy-to-Let Mortgages and Consumer Finance, which includes secured lending and car and retail finance. These divisions are the basis on which the Group reports primary segmental information.

Other Operations comprises closed loan books arising from owner-occupied mortgages and unsecured personal lending operations where no further new business is being written and existing assets are being run down.

The adjusted operating results of these business segments are detailed fully in note 6 to the accounts and are summarised below.

	2006	2005 Proforma	2005 Statutory
	£m	£m	£m
Operating result			
Buy-to-let mortgages	**51.8**	30.8	28.8
Consumer finance	**22.0**	25.4	20.8
Other operations	**9.0**	15.5	22.2
	82.8	71.7	71.8

Net interest income increased by 9.2% to £142.9 million from £130.9 million on a proforma basis, reflecting the growth in the loan book. Margins within each division were at a similar level to 2005, although the sharp rise in expected interest rates in recent months has caused some contraction of margins in the second half compared to the first half. In due course market and official rates will align as rates move towards their cyclical peak, at which time the margin squeeze will diminish or reverse.

Other operating income remained broadly flat on a proforma basis at £30.6 million from £29.4 million (£37.9 million for 2005 on a statutory basis) compared to 2005. A greater proportion of this income has arisen from fees rather than commissions, reflecting a decline in insurance related income during the period.

Operating expenses were £45.4 million, compared with £45.2 million for 2005, the tight control of costs and our low cost:income ratio reflecting our continuing focus on cost effectiveness.

The charge for loss provisions of £47.8 million compares with £43.4 million on a proforma basis for 2005. As a percentage of loans to customers the charge, at 0.57%, is lower than the charge, on a proforma basis, of 0.67% for 2005. The charge includes amounts in respect of income which, although accounting standards require it to be recognised, is not expected to be received by the Group and hence also increases the charge for loan impairment. Under UK GAAP such income was not recognised.

The Group has maintained its focus on growing its secured lending, principally of high quality buy-to-let assets, whilst limiting exposure to unsecured consumer lending. The number of accounts in arrears across the portfolios was lower at 30 September 2006 than a year previously, both numerically and as a percentage of live accounts. The performance of the buy-to-let book remains exemplary and the arrears performance of the consumer finance books continues to be in line with expectations, following a policy of credit tightening.

Fair value net gains of £2.5 million have arisen from the IFRS requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements should be credited or charged to income and expense. Any ineffectiveness arising from differences between the fair value movements of hedging instruments and the fair value movements of the hedged assets or liabilities is expected to trend to zero over time.

The charge to tax has been reduced by an exceptional credit of £4.3 million as a result of the settlement of a prior year item and by £6.3 million as a result of the utilisation of prior year losses not previously recognised for accounting purposes, resulting in an effective tax rate of 16.9% for the year.

Profits after taxation of £68.8 million have been transferred to shareholders' funds.

Buy-to-let mortgages

Buy-to-let mortgage lending by the Group was £3,038.3 million for the year (2005: £1,667.8 million), an increase of 82.2%, evidencing the successful market penetration of our brands which saw our share of the buy-to-let market increase during the year to 10% from 8% a year earlier. With redemption rates stable, this strong lending performance produced a 42.5% increase in buy-to-let assets to £7,212.3 million from £5,059.5 million on the proforma basis (43.3% increase on the statutory basis from £5,031.6 million). Furthermore, strong application flows in the summer months have resulted in a significant increase in the new business pipeline at 30 September 2006 compared to a year previously, ensuring an excellent start to the new financial year.

The buy-to-let market has remained strong throughout the year. Data released by the Council of Mortgage Lenders in August 2006 showed that buy-to-let advances were £17.5 billion for the half year to 30 June 2006, representing 11% of all mortgages and an increase of 20% over the previous half-year.

Record levels of tenant demand and rental growth have been reported by the Royal Institute of Chartered Surveyors underpinning near-term growth prospects. Longer term social, demographic and economic indicators point to further demand for private rented property and, therefore, to long-term growth in buy-to-let mortgage lending.

The Group has maintained its strong credit standards for buy-to-let lending. The credit performance of the portfolio remains exemplary, with arrears significantly below industry averages.

Consumer finance

Aggregate loan advances were £372.4 million during the year, an increase of 6.4% from £349.9 million in the previous year. As at 30 September 2006, the total loans outstanding on the consumer finance books were £709.6 million, compared with £690.3 million on a proforma basis at 30 September 2005 (£694.9 million on a statutory basis).

Personal finance

Weak consumer confidence and the prospect of higher interest rates has limited the appetite of consumers for further borrowing. With lower overall volumes, competition has been high in the prime secured second mortgage market, with some market participants relaxing their credit criteria to increase lending volumes. By contrast, we have tightened credit standards, limiting business flow to avoid a reduction in credit performance of the portfolio. Secured personal finance advances were £218.0 million during the year, 6.5% lower than £233.1 million for the previous year.

Looking forward, there are good prospects for a modest recovery in volumes as our introducer base has increased during the year. The recent strength of the housing market will also provide more scope for home owners to access secured loans.

Under the terms of an agreement entered into towards the end of the financial year, Paragon has agreed to originate sub-prime secured loans on behalf of Morgan Stanley International Bank. The Group will hold no principal position on these loans but will earn fees for their origination. This will enable us to continue to support our brokers with a full range of products, thereby enhancing relationships. The arrangement is expected to start generating additional earnings in the current financial year and we will report further on the progress of this new venture at the half year.

Sales aid finance

The performance of the sales aid business was in line with our expectations, with new business volumes originated by the division increasing by 32.3% to £154.4 million (2005: £116.7 million) despite contracting finance volumes both in the car and larger retail goods markets and the implementation of stricter underwriting parameters which have further strengthened credit performance.

The rise in volumes has been achieved by a broadening of product distribution supported by the establishment of a sales focused call centre, which has benefited both the car and retail finance businesses and has resulted in a significant number of new introducers being signed up during the year. Additionally, the streamlining of both internal and external processes has improved operating efficiency and delivered an improved service to our introducers.







Funding

The Group continued to be an active issuer in the capital markets during the year. In November 2005, a £1.0 billion securitisation was completed by Paragon Mortgages (No. 10) PLC; in March 2006 a further £1.0 billion securitisation was completed by Paragon Mortgages (No. 11) PLC; in July 2006 a £1.5 billion securitisation was completed by Paragon Mortgages (No. 12) PLC; and, in October 2006 a further £1.5 billion securitisation was completed by Paragon Mortgages (No. 13) PLC. Over the course of this series of transactions, coupons have reduced, reflecting the positive demand for our buy-to-let products amongst capital market investors.





In order to provide finance for the increased level of loan completions, the Group's committed sterling warehouse facility, provided by a consortium of banks, was increased in April 2006 from £1,425.0 million to £2,325.0 million, on finer terms.

Pension scheme

During the period the Group made a special contribution of £14.6 million to the staff pension scheme. The amount was equal to the IAS 19 deficit at 30 September 2005. The scheme had a small IAS 19 surplus at 30 September 2006. The special contribution places the scheme on a more secure financial footing, as well as minimising the Group's ongoing payments to the Pension Protection Fund.

Nigel S Terrington
Chief Executive

22 November 2006

Board of Directors

1. Jonathan P L Perry
Chairman
Age 67

Jonathan Perry joined the Group as a non-executive director in June 1991 and was appointed Chairman in January 1992. He is a Chartered Accountant and between 1997 and 1999 he was Vice-Chairman, Investment Banking Division, HSBC Investment Bank plc. Previously he was a Director of Morgan Grenfell & Co Limited for 15 years.

2. Nigel S Terrington
Chief Executive
Age 46

Nigel Terrington joined the Group in 1987 and became Chief Executive in June 1995, having held the positions of Treasurer and Finance Director. Prior to Paragon, he worked in investment banking. He is a Board member of the Finance and Leasing Association and is also Vice-Chairman of the FLA Consumer Finance division. He previously held the position of Chairman of the Intermediary Mortgage Lenders Association and was also a member of the Executive Committee of the Council of Mortgage Lenders.

3. Nicholas Keen
Finance Director
Age 48

Nicholas Keen joined the Group in May 1991 and became Finance Director in June 1995 having previously held the position of Treasurer. Prior to joining the Group he worked in Corporate Banking, Treasury and Capital Markets. He is Chairman of the Paragon Credit Committee.

4. John A Heron
Director of Mortgages
Age 47

John Heron joined the Group in January 1986. He was appointed as Marketing Director in 1990 and in 1994 played a pivotal role in re-establishing the Group's mortgage lending operations as Managing Director of Paragon Mortgages. As Director of Mortgages, he is responsible for both Paragon Mortgages and Mortgage Trust. He is a Fellow of the Chartered Institute of Bankers and a member of the Executive Committee of the Council of Mortgage Lenders.


1.


3.


2.


4.

5. Pawan Pandya
Chief Operating Officer
Age 42

Pawan Pandya joined the Group in December 1988. He was appointed as Chief Operating Officer in July 2002, responsible for all operational and IT areas of the Group. Prior to joining Paragon, he worked in foreign exchange, credit risk management, marketing and corporate finance.

6. David M M Beever
Non-Executive Director
Age 65

David Beever joined Paragon as a non-executive director in August 2003. He is Chairman of KPMG Corporate Finance, Vice-Chairman of London & Continental Railways Ltd and a non-executive director of JJB Sports plc and Volex Group plc. He was previously a Vice-Chairman of SG Warburg & Co Ltd. He is the Senior Independent Non-Executive Director.

7. Robert G Dench
Non-Executive Director
Age 56

Robert Dench joined Paragon as a non-executive director in September 2004. He previously held various senior positions with Barclays, where, following a number of overseas appointments, he returned to the UK and served on the boards of Barclays' Retail Financial Services and Private Client businesses. He is also a non-executive director of AXA UK plc and of Clipper Ventures plc.

8. Christopher D Newell
Non-Executive Director
Age 46

Christopher Newell has been a director of Altium Capital Limited since 1990. He was a director of Artemis Investment Management Limited from its formation until 2006. He is a Chartered Accountant and joined the Board of Paragon as a non-executive director in November 2001. He is Chairman of the Paragon Audit and Compliance Committee.

5.


7.


6.




The directors submit their Report and the Accounts for the year ended 30 September 2006 which were approved by the Board on 22 November 2006.

The Company is a holding company co-ordinating the activities of its subsidiary companies. The principal activities of the Group continue to be the operation of its first mortgage and consumer finance businesses.

The results for the year are shown in the Consolidated Income Statement on page 38. The directors recommend a final dividend of 10.1p per share (2005: 7.4p per share) which, together with the interim dividend of 6.9p per share (2005: 5.2p per share) paid on 31 July 2006, makes a total of 17.0p per share (2005: 12.6p per share). Before dividends, retained profits of £68.8 million (2005: £55.8 million) have been transferred to reserves.

The requirement under the Companies Act to provide an enhanced business review is met by the sections of the Chairman's Statement headed 'Business Review and Strategy', 'Capital Management' and 'Outlook' on pages 4 and 5 and the Chief Executive's Review on pages 6 to 9 which contain a review of the Group's business during the financial year, its current position and future prospects.

The Group presents its policies in relation to corporate social responsibility and issues such as community involvement, the fair and equal treatment of staff, employment of disabled persons, employee participation, health and safety, commitment to diversity and the environment in the Corporate Social Responsibility Report on pages 16 to 17. This report also gives information on the Group's charitable activities.

Information on the Group's approach to managing financial risk is given in note 4 to the accounts.

Details of events taking place after the balance sheet date are given in note 55.

The interests of the directors at the year end in the share capital of the Company, all beneficially held, are shown opposite.

	AT 30 SEPTEMBER 2006 ORDINARY SHARES OF 10P EACH	AT 30 SEPTEMBER 2005 ORDINARY SHARES OF 10P EACH
J P L Perry	375,816	309,579
N S Terrington	120,170	113,205
N Keen	54,390	44,116
J A Heron	14,303	5,600
P Pandya	117,365	-
D M M Beever*	10,000	10,000
R G Dench*	20,000	20,000
G A F Lickley*	30,000	30,000
C D Newell*	20,000	20,000

* Non-executive directors.

In addition, certain directors had interests in the share capital of the Company by virtue of options granted under the Company's executive share option schemes and awards under the Paragon Performance Share Plan, the Deferred Bonus Scheme and the Matching Share Plan, details of which are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 18 to 29.

There have been no changes in the directors' interests in the share capital of the Company since 30 September 2006.

The directors have no interests in the shares or debentures of the Company's subsidiary companies.

Mr G A F Lickley resigned from the Board of Directors on 12 October 2006.

On 8 November 2006 it was announced that Mr T Eccles will be appointed to the Board with effect from 1 February 2007.

In accordance with the Articles of Association, Mr J P L Perry, Mr P Pandya, Mr D M M Beever and Mr T Eccles will retire from the Board at the forthcoming Annual General Meeting. Mr P Pandya, Mr D M M Beever and Mr T Eccles, being eligible, will offer themselves for re-appointment. None of these directors has a service contract with the Company requiring more than 12 months' notice of termination to be given. Mr J P L Perry will not offer himself for re-appointment and will stand down from the Board at the conclusion of the Annual General Meeting.

None of the directors had, either during or at the end of the year, any material interest in any contract of significance with the Company or its subsidiaries.

Purchase of own shares

During the year ended 30 September 2006 the Company has, as part of a £40.0 million (2005: £20.0 million) repurchase programme, repurchased 3,454,000 shares (2005: 1,790,000) having an aggregate nominal value of £345,400 (2005: £179,000) at a cost of £23.1 million (2005: £8.3 million). These shares represent 3.0% of the issued share capital of the Company (excluding treasury shares) (2005: 1.5%). This brings the total number of shares acquired as part of the programme to 5,244,000 (2005: 1,790,000). All of these shares were held as at 30 September 2006 as treasury shares and this holding represents the maximum number of its own shares held by the Company at any time during the past year. The reasons for the repurchase programme are as set out in the announcement made by the Company through RNS on 25 May 2005.

Substantial shareholdings

As at 31 October 2006, being a date not more than one month before the date of the notice convening the forthcoming Annual General Meeting, the Company had been notified of the following interests of more than 3% in the nominal value of the ordinary share capital of the Company:

	ORDINARY SHARES	%HELD
Barclays Global Investors	11,615,531	9.99%
J P Morgan Fleming Asset Management	6,920,599	5.95%
BlackRock Merrill Lynch Investment Management	6,374,812	5.48%
M & G Investment Management	5,806,032	5.00%
Morley Fund Management	5,399,287	4.65%
Columbia Wanger Asset Management	5,000,000	4.30%
Standard Life Investments	4,990,492	4.29%
Schroder Investment Management	4,830,057	4.16%
The Paragon Group of Companies PLC ESOP scheme	4,398,444	3.78%
Legal & General Investment Management	4,222,263	3.63%
Old Mutual Asset Managers	3,804,731	3.27%
Scottish Widows Investment Partnership	3,649,455	3.14%

Charitable contributions

Contributions to charitable institutions in the United Kingdom amounted to £90,531 (2005: £111,833).

Close company status

So far as the directors are aware, the Company is not a close company for taxation purposes.

Creditor payment policy

The Company agrees terms and conditions with its suppliers. Payment is then made on the terms agreed, subject to the appropriate terms and conditions being met by the supplier.

The trade creditor days figure has not been stated as the measure is not appropriate to the business.

Auditors

The directors have taken all necessary steps to make themselves and the Company's auditors aware of any information needed in preparing the audit of the Annual Report and Financial Statements for the year, and, as far as each of the directors is aware, there is no relevant audit information of which the auditors are unaware.

A resolution for the re-appointment of Deloitte & Touche LLP as the auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

Details of resolutions to be proposed as special business at the Annual General Meeting

Resolution 6

Section 80 of the Companies Act 1985 states that the directors may not exercise a company's power to allot its unissued shares unless given authority to do so by resolution of the shareholders in general meeting.

The present authority of the directors to allot the unissued ordinary share capital of the Company was granted at the previous Annual General Meeting on 9 February 2006 and will expire at the end of the forthcoming Annual General Meeting. Resolution 6 seeks to renew, for a further year, the present authority of the directors to allot ordinary shares up to an aggregate nominal value of £4,036,000 representing approximately 34.7% of the Company's issued capital, excluding treasury shares, at 31 October 2006 and being one third of issued capital, excluding treasury shares, plus shares issuable under option. At 31 October 2006 the Group held 5,244,000 treasury shares, representing 4.5% of the Company's issued capital, excluding treasury shares, at 31 October 2006. The directors have no present intention of exercising this authority, which will expire at the conclusion of the following Annual General Meeting.

Resolution 7

Under Section 89 of the Companies Act 1985, any shares allotted wholly in cash must be offered to existing shareholders in proportion to their holdings, but this requirement may be modified by the authority of a special resolution of the shareholders in general meeting.

The authority given at the previous Annual General Meeting will expire at the end of this year's Annual General Meeting and Resolution 7 seeks to renew it. The resolution authorises the directors to allot shares for cash, other than to existing shareholders in proportion to their holdings, up to an aggregate nominal value of £581,000, representing approximately 5% of the Company's issued share capital, excluding treasury shares, at 31 October 2006.

Resolution 8

This resolution, which is being proposed as a Special Resolution, will enable the Company to purchase, in the market, up to a maximum of 11.6 million of the Company's ordinary shares (approximately 10% of the issued share capital, excluding treasury shares, at 31 October 2006) for cancellation, or to be held in treasury, at a minimum price of 10p per share and a maximum price of not more than 105% of the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to purchase.

During the year ended 30 September 2006 the Company has, as part of a £40.0 million repurchase programme, repurchased 3,454,000 shares at a total cost of £23.1 million. The directors intend to continue with this programme. Any purchases made by the Company will be announced no later than 7.30 a.m. on the business day following the transaction.

Approved by the Board of Directors and signed on behalf of the Board.

John G Gemmell
Company Secretary

22 November 2006



Corporate social responsibility

The Group believes that the long-term interests of shareholders, employees and customers are best served by acting in a socially responsible manner. As such the Group ensures that a high standard of corporate governance is maintained.

Training and development

The Group has been accredited under the 'Investors in People' scheme since 1997. This demonstrates the Group's commitment to the training and development of employees. The staff appraisal system is designed to assist employees in developing their careers and to identify and provide appropriate training opportunities. The corporate training and development strategy focuses on providing opportunities to develop all its staff and is central to the achievement of the Group's business objectives.

Equality and diversity

The Group is committed to providing a working environment in which employees feel valued and respected and are able to contribute to the success of the business, and to employing a workforce that recognises the diversity of customers. Employees are requested to co-operate with the Group's efforts to ensure the policy is fully implemented.

The Group's aim is that its employees should be able to work in an environment free from discrimination, harassment and bullying and that employees, job applicants, customers, retailers, business introducers and suppliers should be treated fairly regardless of:

- race, colour, nationality (including citizenship), ethnic or national origins
- gender, sexual orientation, marital or family status
- religious or political beliefs or affiliations
- disability, impairment or age
- real or suspected infection with HIV/AIDS
- membership of a trade union

and that they should not be disadvantaged by unjust or unfair conditions or requirements.

Composition of the workforce is reviewed on an annual basis and employee satisfaction with equality of opportunity is monitored as part of the regular employee feedback surveys. Human Resources policies are regularly reviewed to ensure that they are non-discriminatory and promote equality of opportunity. In particular, recruitment, selection, promotion, training and development policies and practices are monitored to ensure that all employees have the opportunity to train and develop according to their abilities.

Employees' involvement

The directors recognise the benefit of keeping employees informed of the progress of the business. The Group sponsors a Staff Forum, attended by elected staff representatives from each area of the business, which exists primarily to facilitate communication and dissemination of information throughout the Group and provides a means by which employees can be consulted on matters affecting them.

Employees are provided with regular information on the performance and plans of the Group, and the financial and economic factors affecting it, through information circulars and presentations.

The Company operates a Sharesave share option scheme and a profit sharing scheme, both of which enable eligible employees to benefit from the performance of the business.

The directors encourage employee involvement at all levels through the staff appraisal process and communication between directors, team leaders, teams and individual employees.

Environmental policy

The Group complies with all applicable laws and regulations relating to the environment and operates a Green Charter, which:

- ensures all buildings occupied by the Group are managed efficiently by its Facilities Team and Building Surveyor
- provides facilities to enable employees to re-cycle used products
- controls business travel and provides opportunities for employees to travel to work in various ways; i.e. providing cycle racks and showers (where possible)
- displays a Paragon Green Charter at all sites to encourage employees to be environmentally friendly at all times
- ensures liaison with the local community
- ensures redundant IT equipment is disposed of within current directives/regulations (WEEE - Waste Electrical and Electronic Equipment). 98% of such equipment is re-cycled.

Health and Safety policy

It is the Group's policy to comply with the terms of the Health and Safety at Work Act 1974, and subsequent legislation and to provide and maintain a healthy and safe working environment. The health and safety objective of the Group is to minimise the number of instances of occupational accidents and illnesses and ultimately achieve an accident-free workplace.

The Group recognises and accepts its duty to protect the health and safety of all visitors to its premises, including contractors and temporary workers, as well as any members of the public who might be affected by our operations.

While the management of the Group will do all within its power to ensure the health and safety of its employees, it is recognised that health and safety at work is the responsibility of each and every individual associated with the Group. It is the duty of each employee to take reasonable care of their own and other people's welfare and to report any situation which may pose a threat to the well-being of any other person.

Health and safety policies and procedures are managed by the Group's Property Services team who liaise with senior management and Human Resources as necessary. External consultants are employed and regular meetings are held with Group Property Services. The consultants also attend senior management meetings twice a year.

All employees are provided with such equipment, information, training and supervision as is necessary to implement the policy in order to achieve the above stated objective. The Group makes available such finances and resources deemed reasonable to implement this policy.

All injuries, however small, sustained by a person at work must be reported. Accident records are crucial to the effective monitoring and revision of the policy and must therefore be accurate and comprehensive.

The Group recognises the civil and moral need to ensure that all employees adhere to this health and safety policy and is prepared to invoke the disciplinary procedure in case of any deliberate disregard for the health and safety policy.

The Group's health and safety policy is continually monitored and updated, particularly when changes in the scale or nature of our operations occur. The policy is updated at least every twelve months.

Charitable contributions

The Group contributes to registered charities serving the local communities in which it operates. Included in the charitable contributions shown in the Directors' Report are contributions of £59,625 (2005: £76,431) made by the Group to the work of the Foundation for Credit Counselling which operates the Consumer Credit Counselling Service and contributions of £10,000 (2005: £5,000) to the Money Advice Trust, which operates National Debtline. The Group has also contributed to charities throughout the year by way of single donations.

The Group's main objective is to support children's and local charities although no charity request is overlooked. During the last year the Group has helped many and varied charities and causes such as: The Children's Heart Foundation, Children's Safety Education (which helps support local schools in their anti-bullying campaign), the British Red Cross and Shelter.

The Group also supports Paragon's Charity Committee, consisting of volunteer employees, which organises a variety of fundraising activities throughout the year, raising in the region of £20,000 for the employees' chosen charity. All employees are given the opportunity to nominate a charity and a vote is carried out to select the beneficiary of the year's fundraising.

Report of the Board to the shareholders on directors' remuneration

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 and also sets out how the principles of the Combined Code on Corporate Governance relating to executive directors' remuneration are applied by the Group. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company.

Certain parts of this report are required to be audited. Where disclosures are subject to audit, they have been marked as such.

UNAUDITED INFORMATION

Remuneration Committee

During the year the Committee consisted of three non-executive directors: Gavin Lickley, David Beever and Robert Dench. The Chairman of the Company, Jonathan Perry joined the Committee on 10 August 2006 to assist in the transitional period whilst Robert Dench prepares to take on the role of Company Chairman in the new year and following the retirement of Gavin Lickley. The Company is in the process of recruiting two new independent non-executive directors who will both join the Committee, replacing Jonathan Perry and Gavin Lickley.

During the year the Chairman of the Remuneration Committee was Gavin Lickley. None of the non-executive directors who sit on the Committee has any personal financial interest (other than as a shareholder), conflict of interest arising from cross-directorships or day-to-day involvement in running the business. Jonathan Perry did not participate in discussions on his own remuneration.

The Committee determines the Company's policy on executive remuneration and specific compensation packages for each of the executive directors and the Chairman. No director contributes to any discussion about his own remuneration. The Committee also reviews the level and structure of remuneration of senior management.

The terms of reference of the Committee are available on request from the Company Secretary.

In determining the directors' remuneration for the year, the Committee consulted Mr J P L Perry (Chairman), Mr N S Terrington (Chief Executive) and Mr C D Newell (non-executive director) about its proposals. The Committee also utilised New Bridge Street Consultants LLP to provide advice on structuring directors' remuneration packages. New Bridge Street Consultants LLP advised the Company on various sundry remuneration matters during the year.

Remuneration policy for the Chairman and executive directors

The Company's policy is to ensure that the Chairman and the executive directors are fairly rewarded for their individual performance, having regard to the importance of retention and motivation. The performance measurement of the Chairman and the executive directors and the determination of their annual remuneration packages are undertaken by the Committee.

In forming and reviewing remuneration policy the Committee has given full consideration to the Combined Code on Corporate Governance and has complied with the Code's provisions relating to directors' remuneration throughout the year.

The remuneration packages of the individual directors have been assessed after a review of their individual performances and an assessment of comparable positions in the financial sector and comparably sized FTSE 350 companies from all sectors.

The Chairman and the executive directors receive a combination of fixed and performance-related elements of remuneration. Fixed remuneration consists of salary, benefits in kind and, with the exception of the Chairman, pension scheme contributions (see under 'Pension contributions' below). Performance-related remuneration consists of participation in the annual bonus plan and, for the executive directors, the award of shares under the performance share plan and participation in the award of shares under the matching share plan from time to time. The performance-related elements of remuneration are intended to provide a significant proportion of executive directors' potential total remuneration.

Salary

The Chairman and executive directors' salaries are determined by the Committee at the beginning of each year. In deciding appropriate levels, the Committee considers remuneration levels within the Group as a whole, individual and business performance during the year and relies on objective research which gives up-to-date information on comparable companies. Directors' contracts of service will be available for inspection at the Annual General Meeting.

Pension contributions

During the year the executive directors were members of the Group Retirement Benefits Plan, to which the Company contributes at the same rate as for all members. Dependants of executive directors who are members the Group Retirement Benefits Plan are eligible for a dependant's pension and the payment of a lump sum in the event of death in service. The pension arrangements provide for a pension of 1/37.5 of basic annual salary (to a maximum of 2/3) for every year of eligible service. Where pension contributions are capped, additional payments are made to enable further provision. The executive directors contribute 5% of eligible salary as participants in the Plan. Three of the executive directors suspended their contributions to the Plan, and the accrual of benefits, with effect from 5 April 2006.

The changes in pension entitlements arising in the financial year, the disclosure of which is required by the Financial Services Authority, are given on page 23. There have been no changes in the terms of directors' pension entitlements during the year. There are no unfunded promises or similar arrangements for directors.

Performance bonuses

The Chairman and executive directors participate in an annual bonus scheme under which awards are determined by consideration of several business-specific financial measures, including profit before tax and earnings per share ("EPS") but also including measures relevant to current business plans and objectives. Consideration is also given to individual executive performance. Bonuses are normally paid in November but are accrued in the year to which they relate.

The total target bonus for executive directors is 100% of salary, total stretch bonus is 150% of salary and the bonus payable under the bonus scheme is capped at 200% of salary. (The enhanced levels of bonus will only be triggered by performance levels in excess of those currently required to receive a stretch bonus). One quarter of the bonus is compulsorily deferred in the form of shares, such shares being deemed to be acquired at the average price during the last five dealing days in the September preceding the award. The shares will vest after three years and may be forfeitable if the director were to leave the Company during that time.

The maximum potential annual bonus for the Chairman is 62.5% of salary, payable in cash. The Chairman does not participate in the matching share plan.

In determining the level of annual bonus awards for the year ended 30 September 2006, the Committee compared the actual performance of the Company with a series of financial, operational, funding and shareholder value targets agreed at the start of the year by the Committee, the Chairman and the Chief Executive. The targets were based on a business plan which had been prepared using assumptions of stretched performance.

When considering the level of awards, the Committee also considers the performance of individual directors and executives. Approximately 25% of the potential bonus award for each individual is dependent on an assessment by the Committee of personal performance. The Committee made the appropriate assessments of individual performance necessary to justify the relevant awards.

In the intensely competitive environment within the sector, the overall performance of the Group, together with the exceeding of key financial performance targets and individual performance, justified the award of bonuses appropriate to a 'stretch' level.

Share awards

In prior years, executive directors received grants of share options under the Paragon 2000 Executive Share Option Scheme ("ESOS"). Executive directors no longer receive share option grants under the ESOS. The ESOS has been retained but grants of share options will only be made in exceptional circumstances, such as recruitment.

The Chairman and the executive directors remain entitled to receive options under the Paragon 1999 Sharesave Scheme, on the same terms as other employees.

Paragon Performance Share Plan ("PSP")
The PSP has an annual award limit to an individual of shares worth 200% of salary.

PSP awards granted prior to 30 September 2005 are subject to performance testing conditions based on comparing the total shareholder return ("TSR") generated in respect of the Company with the TSR for a group of similar companies.

50% of PSP awards made after 30 September 2005 are subject to an EPS test and 50% to a TSR test. The growth in the Company's EPS (as adjusted for a common rate of corporation tax) and its TSR will be compared over a single three-year period to the performance of the following companies: Alliance & Leicester, Barclays, Bradford & Bingley, Cattles, Egg (until its delisting on 20 February 2006), HBOS, Hitachi Capital, HSBC, Kensington Group, Lloyds TSB, London Scottish Bank, Northern Rock, Provident Financial, Royal Bank of Scotland.

35% of each element of the PSP award will vest for median performance with full vesting for upper quartile performance; between these points awards will vest on a straight-line basis. For below median performance, none of the relevant element of the award will vest. In addition, the Remuneration Committee will have regard to the underlying financial performance of the Company as compared with the level of TSR and EPS performance when determining whether to scale back the level of awards that will ultimately vest.

TSR and EPS have been selected as the performance measures for these awards since they provide a balance of internal and external measures to incentivise and reward executives more effectively, whilst also aligning the interests of executives with those of other shareholders. The Company's TSR performance and the TSR and EPS performance of the peer companies will be independently calculated by New Bridge Street Consultants LLP before being reviewed and confirmed by the Remuneration Committee.

Awards under the scheme are made quarterly.

Paragon Matching Share Plan ("MSP")
Under the terms of the MSP, executive directors and senior management are invited to invest in shares in the Company out of their after-tax cash bonus. Assuming that the executives decide to invest, the shares so acquired must remain held by the executives for three years. At the end of the three-year period and, subject to satisfaction of the same performance conditions as set out for the PSP above, the executives will receive a match in shares on a two-for-one basis related to the number of shares which could have been purchased with the pre-tax equivalent of the bonus invested.

Currently, executive directors are invited to invest the after-tax equivalent of up to 25% of salary; at such a level, their award would be over 'free' matching shares worth 50% of salary.

The plan provides the facility to increase the level of potential investment up to the after-tax equivalent of 50% of salary should the Remuneration Committee feel in future years that this would be appropriate.

Performance graph

The following graph shows the Company's performance, measured by TSR, compared with the performance of the FTSE All Share General Financial sector index, also measured by TSR. The General Financial sector has been selected for this comparison because it is the sector index that contains the Company's shares.

5 year return index for the FTSE All Share General Financial sector as at 30 September 2006



400
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300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
The Paragon Group of Companies PLC
FTSE All Share General Financial sector

This graph shows the value, by 30 September 2006, of £100 invested in The Paragon Group of Companies PLC on 30 September 2001, compared with £100 invested in the FTSE General Financial sector index. The other points plotted are the values at the intervening financial year ends.

Directors' contracts

The Chairman and executive directors hold one year rolling contracts in line with current market practice and the Remuneration Committee reviews the terms of these contracts regularly.

The current contracts are dated as follows:

J P L Perry	-	1 March 2004
N S Terrington	-	1 September 1990 (amended16 February 1993 and 30 October 2001)
N Keen	-	6 February 1996 (amended 30 October 2001)
J A Heron	-	1 September 1990 (amended 14 January and 8 February 1993)
P Pandya	-	1 October 1994

In the event of early termination, the directors' contracts provide for the payment of one year's salary in lieu of notice.

Of the directors seeking re-election at the Annual General Meeting, Mr P Pandya has a service contract with the Company.

None of the executive directors currently earns remuneration from external non-executive appointments.

Non-executive directors

All non-executive directors have specific terms of engagement and their remuneration is determined by the Board, subject to the Articles of Association. From 1 April 2006 all non-executive directors have been paid an annual base fee of £28,000 plus £2,000 for membership of each committee, £8,000 for Remuneration Committee and Audit and Compliance Committee chairmanship and £3,000 for acting as the Senior Independent Director.

Current terms of engagement apply for the following periods:

C D Newell	-	1 November 2004 to 1 November 2007
D M M Beever	-	8 August 2006 to 8 August 2009
R G Dench	-	29 September 2004 to 29 September 2007

Non-executive directors are not eligible to participate in any of the Company's incentive or pension schemes and are not entitled to receive compensation for early termination of their terms of engagement.

Following the retirement of Gavin Lickley, former Chairman of the Remuneration Committee, David Beever, the Senior Independent Director, will be available to answer questions on remuneration policy at the Annual General Meeting.

AUDITED INFORMATION

Directors' emoluments

The emoluments of directors holding office during the year were:

	SALARY AND FEES £000	BENEFITS IN KIND £000	ANNUAL BONUS £000	LOSS OF OFFICE £000	**2006 TOTAL £000**	2005 TOTAL £000
Chairman						
J P L Perry	201	7	118	-	**326**	312
Executive						
N S Terrington	321	21	362	-	**704**	665
N Keen	254	5	271	-	**530**	506
J A Heron	173	13	191	-	**377**	312
P Pandya	182	5	166	-	**353**	314
Non-executive						
D M M Beever	36	-	-	-	**36**	35
R G Dench	33	-	-	-	**33**	30
G A F Lickley	38	-	-	-	**38**	35
C D Newell	38	-	-	-	**38**	37
2006	**1,276**	**51**	**1,108**	**-**	**2,435**	2,246
2005	1,210	38	998	-	2,246	

Benefits in kind comprise private health cover, fuel benefit, life assurance and company car provision.

Directors' pensions

The total amount charged to the profit and loss account of the Group in respect of pension provision for directors was £247,000 (2005: £295,000).

Mr N S Terrington, Mr N Keen, Mr J A Heron and Mr P Pandya were members of the Group defined benefit pension scheme during the year.

The amounts shown below describe their entitlement in accordance with paragraph 12.43A(c) of the Listing Rules.

	INCREASE IN ACCRUED PENSION DURING YEAR EXCLUDING ANY INCREASE FOR INFLATION £000	TRANSFER VALUE OF INCREASE LESS DIRECTORS' CONTRIBUTIONS £000	**ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2006 £000**	ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2005 £000
N S Terrington	5	48	**123**	114
N Keen	5	53	**57**	50
J A Heron	6	63	**69**	61
P Pandya	5	39	**54**	48

The pension entitlement shown is that which would be paid annually on retirement based on service to 30 September 2006 for Mr Keen and service to 6 April 2006 for Messrs Terrington, Heron and Pandya who each elected to suspend future benefit accrual within the plan from that date.

The increase in accrued pension during the year (and transfer value of the increase) excludes any increase for inflation. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less directors' contributions. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The following disclosures describe the pension benefits earned in the year in accordance with Schedule 7(A) of the Companies Act 1985.

	AGE AT YEAR END	DIRECTORS' CONTRIBUTIONS IN THE YEAR £000	INCREASE IN ACCRUED PENSION IN THE YEAR £000	ACCUMULATED TOTAL ACCRUED PENSION AT YEAR END £000	TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2005 £000	**TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2006 £000**	DIFFERENCE IN TRANSFER VALUES LESS CONTRIBUTIONS £000
N S Terrington	46	8	9	123	1,185	**1,323**	130
N Keen	48	5	7	57	566	**663**	92
J A Heron	47	4	8	69	657	**768**	107
P Pandya	41	4	7	54	400	**475**	71

The pension entitlement shown is that which would be paid annually on retirement based on service to 30 September 2006 for Mr Keen and service to 6 April 2006 for Messrs Terrington, Heron and Pandya who each elected to suspend future benefit accrual within the plan from that date.

The contributions shown are those paid or payable by the directors under the terms of the plan. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The *transfer value* has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 'Retirement Benefit Schemes - Transfer Values' published by the Institute of Actuaries and the Faculty of Actuaries.

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

During the year the Group made contributions of £101,000 (2005: £92,000) in respect of further pension provision for Mr N Keen.

Details of share based awards

Aggregate gains before taxation made by directors on the exercise of share based awards during the year were £6,924,000 (2005: £1,875,000). At 30 September 2006 the share price of The Paragon Group of Companies PLC was 674.0p (2005: 531.0p) and the range during the year then ended was 495.5p to 761.5p (2005: 322.0p to 531.0p).

Paragon Performance Share Plan

Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied.

Details of individual entitlements of the directors under the Paragon Performance Share Plan at 30 September 2005 and 30 September 2006 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	MARKET PRICE AT AWARD DATE	JPL PERRY	NS TERRINGTON	N KEEN	JA HERON	P PANDYA
			NUMBER	NUMBER	NUMBER	NUMBER	NUMBER
Awards outstanding at 30 September 2005:							
13/03/2006*	13/09/2006	186.50p	61,184	95,526	69,474	32,895	34,211
02/07/2006*	02/01/2007	291.00p	40,790	63,684	46,316	21,930	22,807
18/12/2006*	18/06/2007	338.90p	31,250	51,953	39,063	21,875	21,875
22/06/2007*	22/12/2007	350.25p	28,036	46,610	35,045	19,625	19,625
02/12/2007*	02/06/2008	391.75p	-	54,897	41,173	22,102	22,102
02/06/2008*	02/12/2008	408.00p	-	47,034	35,276	18,937	18,937
			161,260	359,704	266,347	137,364	139,557
Awards made in the year:							
07/03/2009†	07/09/2009	684.00p	-	35,722	26,778	15,111	15,111
25/05/2009†	25/11/2009	643.00p	-	19,352	14,506	8,186	8,186
25/09/2009†	25/03/2010	659.50p	-	18,295	13,714	7,739	7,739
Awards exercised in the year:							
On 13/03/2006							
13/03/2006*	13/09/2006	186.50p	-	-	-	-	(34,211)
On 05/07/2006							
02/07/2006*	02/01/2007	291.00p	-	-	-	-	(22,807)
On 15/08/2006							
13/03/2006*	13/09/2006	186.50p	(61,184)	-	-	-	-
On 12/09/2006							
13/03/2006*	13/09/2006	186.50p	-	(95,526)	(69,474)	(32,895)	-
On 20/09/2006							
02/07/2006*	02/01/2007	291.00p	-	(63,684)	(46,316)	(21,930)	-
At 30 September 2006			100,076	273,863	205,555	113,575	113,575

* The receipt of these shares is subject to the Company's TSR exceeding the TSR of a relevant proportion of the constituents of the FTSE All Share Banks and General Financial sectors. No part of an award vests for below median performance, 25% vests for median performance and 100% vests for upper quartile performance. Between median and upper quartile performance, awards vest on a straight line basis.

† 50% of these awards are subject to an EPS test and 50% to a TSR test. No part of an award vests for below median performance, 35% of each element vests for median performance and full vesting will occur for upper quartile performance. Between median and upper quartile performance, awards vest on a straight line basis.

Both tranches of awards vesting during the year met the performance conditions for 100% vesting. The share prices on the vesting dates were 683.0p on 13 March 2006 and 663.0p on 3 July 2006 (the first trading day after 2 July 2006).

The share prices at the exercise dates were:

13 March 2006	683.0p
05 July 2006	660.5p
15 August 2006	592.0p
12 September 2006	645.5p
20 September 2006	676.0p

Share option schemes

Details of individual options held by the directors at 30 September 2005 and 30 September 2006 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	OPTION PRICE	JPL PERRY NUMBER	NS TERRINGTON NUMBER	N KEEN NUMBER	JA HERON NUMBER	P PANDYA NUMBER
Options held at 30 September 2005							
31/03/2001*	31/03/2008	218.00p	120,000	255,000	-	-	-
11/01/2002*	11/01/2009	147.50p	-	300,000	-	-	-
17/02/2003†	17/02/2010	147.00p	100,000	100,000	-	-	-
26/05/2003	26/05/2007	148.50p	200,000	200,000	-	-	-
27/11/2004†	27/11/2011	248.00p	170,000	300,000	-	-	60,000
29/07/2005†	29/07/2012	186.50p	20,000	60,000	60,000	80,000	80,000
14/03/2006†	14/03/2013	186.50p	122,368	191,053	138,947	65,789	68,421
01/08/2006	01/02/2007	183.04p	5,053	-	5,053	5,053	-
08/12/2006†	08/12/2013	339.00p	58,997	98,083	73,746	41,298	41,298
01/12/2007†	01/12/2014	348.38p	-	109,795	82,347	44,205	44,205
01/08/2010	01/02/2011	326.76p	-	5,057	-	-	-
			796,418	1,618,988	360,093	236,345	293,924
Options granted in the year:							
01/09/2009	01/09/2010	525.52p	-	-	1,779	-	-
01/09/2011	01/09/2012	525.52p	-	-	-	3,063	-
Options exercised in the year:							
On 01 March 2006							
31/03/2001*	31/03/2008	218.00p	(120,000)	-	-	-	-
17/02/2003†	17/02/2010	147.00p	(100,000)	-	-	-	-
26/05/2003	26/05/2007	148.50p	(200,000)	-	-	-	-
27/11/2004†	27/11/2011	248.00p	(170,000)	-	-	-	(60,000)
29/07/2005†	29/07/2012	186.50p	(20,000)	-	-	-	(80,000)
On 07 July 2006							
14/03/2006†	14/03/2013	186.50p	-	-	-	-	(68,421)
On 01 August 2006							
01/08/2006	01/02/2007	183.04p	(5,053)	-	(5,053)	(5,053)	-
At 30 September 2006			181,365	1,618,988	356,819	234,355	85,503

* The exercise of these options is conditional upon earnings per share increasing at a rate in excess of the retail price index over the three preceding financial years.

† The exercise of these options is conditional upon the Company's total shareholder return exceeding the total shareholder return for at least half of a specified group of comparator companies.

Both tranches of awards vesting during the year met the performance conditions for 100% vesting. The share prices on the vesting dates were 699.0p on 14 March 2006 and 620.0p on 1 August 2006.

The share prices at the exercise dates were:

01 March 2006	675.5p
07 July 2006	678.5p
01 August 2006	620.0p

Deferred bonus shares

Details of individual entitlements of the directors to Deferred Bonus Shares at 30 September 2005 and 30 September 2006 are:

AWARD DATE	TRANSFER DATE	MARKET PRICE AT AWARD DATE	JPL PERRY NUMBER	NS TERRINGTON NUMBER	N KEEN NUMBER	JA HERON NUMBER	P PANDYA NUMBER
Awards outstanding at 30 September 2005:							
27/02/2004	01/10/2006	387.60p	29,940	45,284	32,934	13,473	16,467
27/02/2005	01/10/2007	407.75p	14,113	52,694	39,490	20,528	20,528
			44,053	97,978	72,424	34,001	36,995
Awards made in the year:							
13/03/2006	01/10/2008	683.00p	-	22,904	17,178	9,416	9,416
At 30 September 2006			44,053	120,882	89,602	43,417	46,411

The Deferred Bonus Shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

Rights to the following shares are due to be granted in respect of the compulsory deferral of 25% of performance bonuses for the year ended 30 September 2006. The shares will be transferred to the recipients on 1 October 2009, subject to the recipient being employed by the Company at that time.

N S Terrington	18,078	shares
N Keen	13,552	shares
J A Heron	9,559	shares
P Pandya	8,285	shares

Matching Share Plan

The individual interests of the directors in the Matching Share Plan at 30 September 2005 and 30 September 2006 are:

AWARD DATE	MARKET PRICE AT AWARD DATE	NS TERRINGTON	N KEEN	JA HERON	P PANDYA
		NUMBER	NUMBER	NUMBER	NUMBER
Awards outstanding at 30 September 2005:		-	-	-	-
Awards made in the year:					
22/03/2006	761.50p	32,086	24,052	16,966	16,966
At 30 September 2006		32,086	24,052	16,966	16,966

Awards are exercisable for six months from the date on which the Remuneration Committee determines the extent to which the performance conditions have been satisfied. EPS performance is measured over the three year period commencing 1 October 2005 (being the first day of the financial year in which the award date falls) and TSR over the three year period commencing 1 January 2006 (being the first day of the calendar quarter in which the award date falls).

Signed on behalf of the Board of Directors

John G Gemmell
Company Secretary

22 November 2006

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare accounts for the Group in accordance with International Financial Reporting Standards ('IFRS') and have also elected to prepare company financial statements in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance with International Financial Reporting Standards, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 - 'Presentation of Financial Statements' requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

The directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Independent auditors' report

To the members of The Paragon Group of Companies PLC

We have audited the group and individual company financial statements (the 'financial statements') of The Paragon Group of Companies PLC for the year ended 30 September 2006 which comprise the consolidated income statement, the consolidated and individual company balance sheets, the consolidated and individual company cash flow statements, the consolidated and individual company statements of recognised income and expenditure, the consolidated and individual company reconciliations of movements in equity and the related notes 1 to 56. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Chairman's Statement and Chief Executive's Review that is cross referred from the Business Review section of the Directors' Report. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors Report and other information contained in the annual report including the unaudited part of the Directors' Remuneration Report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- o the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 30 September 2006 and of its profit for the year then ended;
- o the individual Company financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of the individual company's affairs as at 30 September 2006; and
- o the financial statements and the part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- o the information given in the directors' report is consistent with the financial statements.

Separate opinion in relation to IFRS

As explained in Note 1 to the financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with IFRSs as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view in accordance with IFRSs, of the state of the Group's affairs as at 30 September 2006 and of its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Birmingham, United Kingdom

22 November 2006

The Board of Directors is committed to the principles of corporate governance contained in the Combined Code on Corporate Governance ("Code") issued by the Financial Reporting Council in July 2003. Throughout the year ended 30 September 2006 the Company complied with the provisions of the Code, except for Code provision B2.1 in relation to the constitution of the Remuneration Committee. An explanation of this temporary departure is given under the section of this report headed 'Directors'.

Directors

Throughout the year the Board of Directors comprised the Chairman, four executive and four non-executive directors. All of the directors bring to the Company a broad and valuable range of experience. Jonathan Perry has been Chairman since February 1992 and Nigel Terrington Chief Executive since June 1995. In accordance with the Code, all directors will submit themselves for re-election at least once in every three years. The names of the directors in office at the date of this report and their biographical details are set out on pages 10 and 11. The Group is in the process of recruiting two new independent non-executive directors who will join the Board in place of Jonathan Perry, who retires on 8 February 2007, and Gavin Lickley, who retired from the Board on 12 October 2006.

The division of responsibilities between the Chairman and Chief Executive is clearly established, set out in writing and agreed by the Board. There is a strong non-executive representation on the Board, including David Beever, who has been nominated as the Senior Independent Director. This provides effective balance and challenge. The Board is responsible for overall Group strategy, for approving major agreements, transactions and other financing matters and for monitoring the progress of the Group against budget. All directors receive sufficient relevant information on financial, business and corporate issues prior to meetings and there is a formal schedule of matters reserved for decision by the Board, which includes material asset acquisitions and disposals, granting and varying authority levels of the Chairman and the executive directors, determination and approval of the Group's objectives, strategy and annual budget, investment decisions, corporate governance policies and financing and dividend policies.

Normally, there are ten regular Board meetings a year with other meetings being held as required. Jonathan Perry, Nigel Terrington, Nicholas Keen and Pawan Pandya attended all of the ten regular Board meetings during the year ended 30 September 2006. Christopher Newell and Gavin Lickley attended nine meetings and John Heron, David Beever and Robert Dench attended eight meetings.

All of the non-executive directors are independent of management and all are appointed for fixed terms. They are kept fully informed of all relevant operational and strategic issues and bring a strongly independent and experienced judgement to bear on these issues.

All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that board procedures are complied with. Both the appointment and removal of the Company Secretary are matters for the Board as a whole.

All directors are able to take independent professional advice in the furtherance of their duties whenever it is considered appropriate to do so.

The Board also operates through a number of committees covering certain specific matters, these being:

- The Remuneration Committee, which during the year consisted of Gavin Lickley, who chaired the Committee, Jonathan Perry, David Beever and Robert Dench. Mr Lickley retired from the Board on 12 October 2006.

  Jonathan Perry was appointed to the Committee following publication of the revised Code in June 2006, which permits the Company Chairman to be a member of the Remuneration Committee, although this is not permitted under section B2.1 of the current Code. Mr Perry's appointment to the Committee accords with the revised Code and was made to enable him to assist in the transitional period whilst Robert Dench prepares to take on the role of Company Chairman following Mr Perry's retirement from the Board on 8 February 2007.

  The Company is in the process of recruiting two new independent non-executive directors who will join the Committee in place of Jonathan Perry and Gavin Lickley.

During the year ended 30 September 2006 there were ten meetings of the Remuneration Committee. All meetings were attended by Gavin Lickley, Robert Dench and David Beever and three meetings were attended by Jonathan Perry following his appointment to the Committee on 10 August 2006.

Further information about the Remuneration Committee is given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 18 to 29.

- The Audit and Compliance Committee, which during the year consisted of Christopher Newell, who chairs the Committee, David Beever, Gavin Lickley and Robert Dench. The Board is satisfied that all members of the Committee have recent and relevant financial experience. The Committee meets at least three times per year. It monitors the integrity of the Group's financial reporting, reviews the Group's internal control and risk management systems, monitors and reviews the effectiveness of the Group's internal audit function, monitors the relationship between the Group and the external auditors and provides a forum through which the Group's external and internal audit functions report to the non-executive directors. The Committee is also responsible for ensuring that the system and controls for regulatory compliance are effective.

The Audit and Compliance Committee reviews the scope and the results of the annual external audit, its cost effectiveness and the independence and objectivity of the external auditors. Both the Audit and Compliance Committee and the external auditors have in place safeguards to avoid compromises of the independence and objectivity of the external auditors. The Group has a formal policy for the engagement of its external auditors to supply non-audit services. The policy is designed to ensure that neither the nature of the service to be provided nor the level of reliance placed on the services could impact the objectivity of the external auditors' opinion on the Group's financial statements. The policy incorporates a comprehensive system for reporting to the Audit and Compliance Committee all proposals considered and the level of fees payable to the external auditors for the provision of non-audit services. In pursuance of this policy other accounting firms have been engaged for particular assignments.

At each meeting the Audit and Compliance Committee receives reports of reviews conducted throughout the Group by the Internal Audit and, from time to time, compliance functions.

The Chairman, Group Chief Executive and other executive directors, Director of Financial Accounting and Group Company Secretary, Director of Business Analysis and Planning, Director of Legal Services, Head of Internal Audit and a partner from the external auditors normally attend meetings of the Committee.

During the year ended 30 September 2006 there were four meetings of the Audit and Compliance Committee and all members of the Committee were present at each meeting with the exception of Robert Dench and David Beever, both of whom attended three meetings.

- The Nomination Committee, consisting of Jonathan Perry, who normally chairs the Committee, Nigel Terrington and three non-executive directors, David Beever, Robert Dench and Christopher Newell. A majority of the Committee's members are independent non-executive directors, in accordance with Code provision A4.1. The Committee is convened as required to nominate candidates for membership of the Board, although ultimate responsibility for appointment rests with the Board. There was one meeting of the Nomination Committee in the year ended 30 September 2006, at which all of the members of the Committee were present. The meeting was chaired by the Senior Independent Director, David Beever, to consider the appointment of a successor to Jonathan Perry following his decision to retire from the Board at the Annual General Meeting on 8 February 2007. The Committee recommended to the Board that, in view of his eminently suitable experience and profile, Robert Dench should succeed Jonathan Perry as Chairman and that no external candidates need be sought. The Committee's recommendation was accepted by the Board. The Committee only engages in the process of identification of suitable candidates for appointment to the Board when requested by the Board to do so.

There is a formal process for the appointment of directors, starting with a review of the Board structure, size and composition, leading to the preparation of a written job specification and the identification of suitable candidates. The Nomination Committee ensures that prospective non-executive directors can devote sufficient time to the appointment. The Board recognises the benefits that can flow from non-executive directors holding other appointments but requires them to seek the agreement of the Chairman before entering into any commitments that might affect the time they can devote to the Company. The choice of appointee would be based entirely on merit.

- The Asset and Liability Committee, consisting of appropriate heads of functions and chaired by Nigel Terrington, the Chief Executive. It meets regularly and monitors Group interest rate risks, currency risks and treasury counterparty exposures.
- The Credit Committee, consisting of appropriate senior executives and chaired by Nicholas Keen, the Finance Director. It meets regularly and is responsible for establishing credit policy and monitoring compliance therewith.

All Board committees operate within defined terms of reference and sufficient resources are made available to them to undertake their duties.

The composition of the Board and its committees is kept under review, with the aim of ensuring that there is an appropriate balance of power and authority between executive and non-executive directors and that the directors collectively possess the skills and experience necessary to direct the Company and the Group's business activities.

There is an established process for external appointments through the Nomination Committee. Ultimately, the appointment of any new director is a matter for the Board. Executive director appointments are based upon merit and business need. Non-executive appointments are based upon the candidates' profiles matching those drawn up by the Nomination Committee. In all cases the Board approves the appointment only after careful consideration.

The Board, individual directors and Board committees are appraised annually. The performance of the Chief Executive is appraised by the Chairman. The performance of the other executive directors is appraised by the Chief Executive in conjunction with the Chairman. The results of these appraisals are presented to the Remuneration Committee for consideration and determination of remuneration.

In 2004 the Board utilised the services of an external consultant to facilitate a Board evaluation. All Board directors were required to complete a detailed questionnaire on the performance of the Board and Board committees. During 2006 the Board reconsidered the specific matters raised by the questionnaire and, through a discussion facilitated by the Chairman, engaged in a formal and rigorous performance review.

At the Annual General Meeting the Chairman will confirm to shareholders, when proposing the re-election of any non-executive director, that, following formal performance evaluation, the individual's performance continues to be effective and demonstrates commitment to the role.

The non-executive directors meet at least annually to review the performance of the Chairman.

Directors' remuneration

The Remuneration Committee reviews the performance of executive directors and members of senior management prior to determining its recommendations on annual remuneration, performance bonuses and share options for the Board's determination.

The Report of the Board to the Shareholders on Directors' Remuneration is on pages 18 to 29.

Relations with shareholders

The Board encourages communication with the Company's institutional and private investors. All shareholders have at least twenty working days' notice of the Annual General Meeting at which the directors and committee chairmen are available for questions. The Annual General Meeting is held in London during business hours and provides an opportunity for directors to report to investors on the Group's activities and to answer their questions. Shareholders will have an opportunity to vote separately on each resolution and all proxy votes lodged are counted and the balance for and against each resolution is announced.

The Chairman, Chief Executive and Finance Director have a full programme of meetings with institutional investors during the course of the year and the Company's web site at www.paragon-group.co.uk provides access to information on the Company and its businesses.

Accountability and audit

Detailed reviews of the performance of the Group's main business lines are included within the Chairman's Statement and Chief Executive's Review. The Board uses these, together with the Directors' Report on pages 12 to 14 to present a balanced and understandable assessment of the Company's position and prospects.

The directors' responsibility for the financial statements is described on page 30.

An on-going process for identifying, evaluating and managing the significant risks faced by the Group, which is regularly reviewed by the Board, was in place for the year ended 30 September 2006 and to the date of these financial statements. The directors confirm that they have reviewed the effectiveness of the Group's system of internal control for this period and that these procedures accord with the guidance 'Internal Controls: Guidance for Directors on the Combined Code'.

The directors are responsible for the system of internal control throughout the Group and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide reasonable, but not absolute, assurance against the risk of material misstatement or loss and that assets are safeguarded against unauthorised use or disposition. In assessing what constitutes reasonable assurance, the directors have regard to the relationship between the cost and benefits from particular aspects of the control system.

The system of internal control includes documented procedures covering accounting, compliance, risk management, personnel matters and operations, clear reporting lines, delegation of authority through a formal structure of mandates, a formalised budgeting, management reporting and review process, the use of key performance indicators throughout the Group and regular meetings of the Asset and Liability and Credit Committees and senior management.

The Board receives regular reports setting out key performance and risk indicators. In addition the Board operates a formal risk management process, from which the key risks facing the business are identified. The process results in reports to the Board on how these risks are being managed. The Board has a programme of regular presentations from senior management to enable the Board to review the operation of internal controls in relation to the risks associated with their specific areas.

The system of internal control is monitored by management and by an internal audit function that concentrates on the areas of greater risk and reports its conclusions regularly to management and the Audit and Compliance Committee. The internal audit work plan is approved annually by the Audit and Compliance Committee, which reviews the effectiveness of the system of internal control annually and reports its conclusions to the Board.

Going concern basis

After making enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Registered and head office

St Catherine's Court
Herbert Road
Solihull
West Midlands B91 3QE
Telephone: 0121 712 2323

London office

Third Floor
30-34 Moorgate
London EC2R 6PQ
Telephone: 020 7786 8474

Internet

www.paragon-group.co.uk

Auditors

Deloitte & Touche LLP
Chartered Accountants
Four Brindleyplace
Birmingham B1 2HZ

Solicitors

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Registrars and transfer office

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

New Bridge Street Consultants LLP
20 Little Britain
London EC1A 7DH

Mercer Human Resource Consulting Limited
Four Brindleyplace
Birmingham B1 2JQ

Consolidated income statement

For the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Interest receivable	8	**550.8**	485.8
Interest payable and similar charges	9	**(407.9)**	(390.8)
Net interest income		**142.9**	95.0
Other operating income		**30.6**	37.9
Total operating income		**173.5**	132.9
Operating expenses	10	**(45.4)**	(45.2)
Provisions for losses	15	**(47.8)**	(15.9)
		80.3	71.8
Fair value net gains	16	**2.5**	-
Operating profit being profit on ordinary activities before taxation		**82.8**	71.8
Tax charge on profit on ordinary activities	17	**(14.0)**	(16.0)
Profit on ordinary activities after taxation for the financial year		**68.8**	55.8
Earnings per share			
- basic	19	**61.2p**	48.9p
- diluted	19	**58.4p**	46.9p

The results for the current and preceding years relate entirely to continuing operations.

Consolidated balance sheet

30 September 2006

		2006	2006	2005	2005
	Notes	£m	£m	£m	£m
Assets employed					
Non-current assets					
Intangible assets	20	**0.6**		0.3	
Property, plant and equipment	21	**20.2**		19.7	
Financial assets	22	**8,432.9**		6,528.7	
Retirement benefit obligations	27	**0.3**		-	
Tax assets	30	**33.6**		5.7	
			8,487.6		6,554.4
Current assets					
Other receivables	32	**6.3**		6.6	
Cash and cash equivalents	33	**622.7**		530.4	
			629.0		537.0
Total assets			**9,116.6**		7,091.4
Financed by					
Equity shareholders' funds					
Called-up share capital	34		**12.1**		12.1
Reserves	35		**314.6**		323.5
Share capital and reserves			**326.7**		335.6
Own shares	41		**(47.7)**		(22.8)
Total equity			**279.0**		312.8
Current liabilities					
Financial liabilities	42	**128.0**		0.9	
Current tax liabilities	45	**1.4**		12.9	
Provisions	46	**0.7**		-	
Other liabilities	47	**78.2**		59.9	
			208.3		73.7
Non-current liabilities					
Financial liabilities	42	**8,619.7**		6,684.8	
Retirement benefit obligations	27	**-**		14.6	
Deferred tax liabilities	31	**-**		0.7	
Provisions	46	**3.7**		2.1	
Other liabilities	47	**5.9**		2.7	
			8,629.3		6,704.9
Total liabilities			**8,837.6**		6,778.6
			9,116.6		7,091.4

Approved by the Board of Directors on 22 November 2006.
Signed on behalf of the *Board of Directors*

N S Terrington
Chief Executive

N Keen
Finance Director

Company balance sheet

30 September 2006

	Notes	2006 £m	2006 £m	2005 £m	2005 £m
Assets employed					
Non-current assets					
Property, plant and equipment	21	**10.5**		11.3	
Investment in subsidiary undertakings	28	**394.4**		409.1	
Tax assets	30	**-**		1.9	
			404.9		422.3
Current assets					
Other receivables	32	**65.5**		59.8	
			65.5		59.8
Total assets			**470.4**		482.1
Financed by					
Equity shareholders' funds					
Called-up share capital	34		**12.1**		12.1
Reserves	35		**162.2**		228.2
Share capital and reserves			**174.3**		240.3
Own shares	41		**(31.4)**		(8.3)
Total equity			**142.9**		232.0
Current liabilities					
Financial liabilities	42	**0.4**		0.4	
Current tax liabilities	45	**1.0**		-	
Other liabilities	47	**192.4**		115.6	
			193.8		116.0
Non-current liabilities					
Financial liabilities	42	**132.2**		132.5	
Other liabilities	47	**1.5**		1.6	
			133.7		134.1
Total liabilities			**327.5**		250.1
			470.4		482.1

Approved by the Board of Directors on 22 November 2006.
Signed on behalf of the Board of Directors

N S Terrington
Chief Executive

N Keen
Finance Director

Consolidated cash flow statement

For the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Net cash (used in) operating activities	48	**(1,824.0)**	(500.7)
Net cash (used in) investing activities	49	**(1.4)**	(0.3)
Net cash from financing activities	50	**1,917.8**	530.3
Net increase in cash and cash equivalents		**92.4**	29.3
Opening cash and cash equivalents		**529.9**	500.6
Closing cash and cash equivalents		**622.3**	529.9
Represented by balances within:			
Cash and cash equivalents		**622.7**	530.4
Financial liabilities		**(0.4)**	(0.5)
		622.3	529.9

Company cash flow statement

For the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Net cash from / (used in) operating activities	48	**78.0**	(65.8)
Net cash (used in) investing activities	49	**(38.9)**	(32.2)
Net cash (used in) / from financing activities	50	**(39.1)**	97.9
Net increase in cash and cash equivalents		**-**	(0.1)
Opening cash and cash equivalents		**-**	0.1
Closing cash and cash equivalents		**-**	-
Represented by balances within:			
Cash and cash equivalents		**-**	-
Financial liabilities		**-**	-
		-	-

Statement of recognised income and expenditure

For the year ended 30 September 2006

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Profit for the year	**68.8**	55.8	**1.5**	14.1
Actuarial (loss) on pension scheme	**(0.6)**	-	**-**	-
Cash flow hedge gains taken to equity	**1.5**	-	**-**	-
Tax on items taken directly to equity	**(0.2)**	-	**-**	-
Total recognised income and expenditure for the year	**69.5**	55.8	**1.5**	14.1
Adoption of IAS 32 and IAS 39	**(72.5)**	-	**(52.5)**	-
	(3.0)	55.8	**(51.0)**	14.1

Reconciliation of movements in equity

For the year ended 30 September 2006

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Total recognised income and expenditure for the year	**69.5**	55.8	**1.5**	14.1
Dividends paid (note 40)	**(16.0)**	(12.4)	**(16.8)**	(13.0)
Net movement in own shares	**(24.9)**	(10.5)	**(23.1)**	(8.3)
Surplus on transactions in own shares	**0.6**	2.3	**1.2**	1.5
Charge for share based remuneration	**0.6**	2.6	**0.6**	2.6
Tax on share based remuneration	**8.9**	-	**-**	-
Net movement in equity in the year	**38.7**	37.8	**(36.6)**	(3.1)
Equity at 30 September 2005	**312.8**	275.0	**232.0**	235.1
Adoption of IAS 32 and IAS 39	**(72.5)**	-	**(52.5)**	-
Equity at 1 October 2005	**240.3**	275.0	**179.5**	235.1
Closing equity	**279.0**	312.8	**142.9**	232.0

1. GENERAL INFORMATION

The Paragon Group of Companies PLC is a company domiciled in the United Kingdom and incorporated in England and Wales under the Companies Act 1985. The address of the registered office is given on page 37. The nature of the Group's operations and its principal activities are set out in the Directors Report on pages 12 to 14.

These financial statements are presented in pounds sterling which is the currency of the economic environment in which the Group operates.

At the date of authorisation of these financial statements the following International Financial Reporting Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

- IFRS 7 - 'Financial Instruments: Disclosures' and the related amendment to IAS 1 on capital disclosures.

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional and amended disclosures on capital and financial instruments when the relevant standards come into effect for the financial year ending 30 September 2008.

2. ACCOUNTING POLICIES

The financial statements have been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union except that, as permitted by IFRS 1 - 'First Time Adoption of International Financial Reporting Standards' the requirements of IAS 32 - 'Financial Instruments: Disclosure and Presentation' and IAS 39 - 'Financial Instruments: Recognition and Measurement' have not been applied in preparing the comparative amounts for the year ended 30 September 2005. In these disclosures, financial instruments are accounted for using the policies and practices previously adopted under UK GAAP.

The particular policies adopted are described below.

(a) *Accounting convention*

The financial statements have been prepared under the historical cost convention, except as required in the valuation of certain financial instruments which are carried at fair value.

(b) Basis of consolidation

The consolidated financial statements deal with the accounts of the Company and its subsidiaries made up to 30 September 2006. Subsidiaries comprise all those entities over which the Group has control. The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition.

In accordance with SIC 12 - 'Consolidation: Special Purpose Entities' companies owned by charitable trusts into which loans originated by Mortgage Trust Limited were sold as part of its securitisation programme, where the Group enjoys the benefits of ownership, are treated as subsidiaries.

Similarly, trusts set up to hold shares in conjunction with the Group's employee share ownership arrangements are also treated as subsidiaries.

2. ACCOUNTING POLICIES (continued)

(c) Goodwill

Goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair values of acquired assets over the fair value of the purchase consideration, is held on the balance sheet and reviewed annually to determine whether any impairment has occurred.

Negative goodwill is written off as it arises.

As permitted by IFRS 1, the Group has elected not to apply IFRS 3 - 'Business Combinations' to combinations taking place before its transition date to IFRS (1 October 2004). Therefore any goodwill which was written off to reserves under UK GAAP will not be charged or credited to the profit and loss account on any future disposal of the business to which it relates.

(d) Intangible assets

Intangible assets comprise purchased computer software, which is capitalised where it has a sufficiently enduring nature. This is stated at cost less accumulated amortisation. Amortisation is provided in equal instalments at a rate of 25% per annum.

(e) Leases

Leases are accounted for as operating or finance leases in accordance with IAS 17 - 'Leases'. A finance lease is deemed to be one which transfers substantially all of the risks and rewards of the ownership of the asset concerned. Any other lease is an operating lease.

Rental income and costs under operating leases are credited or charged to the profit and loss account over the period of the leases.

(f) Contract hire

Motor vehicles acquired in connection with contract hire arrangements are sold to finance houses, who lease them to customers for a pre-determined period. The Group has undertaken to repurchase these vehicles at the end of the lease term.

In accordance with the requirements of IAS 17, the assets are not derecognised on the sale to the finance house and remain as the Group's assets and the consideration received is spread over the customer's lease term.

(g) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Cost for property held under a sale and leaseback transaction represents the sale value.

Depreciation is provided on cost in equal annual instalments over the lives of the assets. The rates of depreciation are as follows:

Short leasehold premises	over the term of the lease
Computer hardware	25% per annum
Furniture, fixtures and office equipment	15% per annum
Company motor vehicles	25% per annum
Motor vehicles subject to contract hire arrangements	over the term of the lease

(h) Investments

The Company's investments in subsidiary undertakings are valued at cost less provision for impairment.

(i) Loans to customers

In the results for the year ended 30 September 2006

Loans to customers are considered to be 'loans and receivables' as defined by IAS 39 - 'Financial Instruments: Recognition and Measurement'. They are therefore accounted for on the amortised cost basis.

Such loans are valued at inception at the initial advance amount, which is the fair value at that time, inclusive of procuration fees paid to brokers or other business providers and less initial fees paid by the customer. Thereafter they are valued at this amount less the cumulative amortisation calculated using the Effective Interest Rate ('EIR') method. The loan balances are then reduced where necessary by a provision for balances which are considered to be impaired.

The EIR method spreads the expected net income arising from a loan over its expected life. The EIR is that rate of interest which, at inception, exactly discounts the future cash payments and receipts arising from the loan to the initial carrying amount.

The Group's policy is to hedge against any exposure to fixed rate loan assets.

In the results for the year ended 30 September 2005

Loans are stated at cost, inclusive of brokers' commissions payable on origination, less provision for diminution in value.

Brokers' commissions payable on mortgage loans are amortised over an appropriate period. Unamortised commission balances are included within 'Loans to Customers'.

Brokers' commissions payable on other loans are amortised on a straight-line basis over the period of the loans to which they relate. The balances being amortised are included within 'Loans to Customers'.

Amortisation of brokers' commissions is recognised within interest payable.

Interest arising on loans is recognised in the profit and loss account as it is charged to borrowers, to the extent that is expected to be recoverable. Other fee income arising from borrower accounts is recognised in 'other income' as it is charged.

(j) Finance lease receivables

Finance lease receivables are included within 'Loans to Customers' at the total amount receivable less interest not yet accrued, unamortised commissions and provision for doubtful debts.

Income from finance lease contracts is accounted for on the actuarial basis.

(k) Impairment of loans and receivables

In the results for the year ended 30 September 2006

Loans and receivables are reviewed for indications of possible impairment throughout the year and at each balance sheet date, in accordance with IAS 39. Where loans exhibit objective evidence of impairment, the carrying value of the loans is reduced to the net present value of their expected future cash flows, including the value of the potential realisation of any security, discounted at the original EIR. Loans are assessed collectively, grouped by risk characteristics and account is taken of any impairment arising due to events which are believed to have taken place but have not been specifically identified at the balance sheet date.

In the results for the year ended 30 September 2005

The amount provided is an estimate of the amount needed to reduce the carrying value of the asset to its expected recoverable amount and is based on the application of formulae which take into account the nature of each portfolio, borrower payment profile and expected losses.

(l) Cash and cash equivalents

Balances shown as cash and cash equivalents in the balance sheet comprise demand deposits and short-term deposits with banks with maturities of not more than 90 days.

(m) Own shares

Shares in The Paragon Group of Companies PLC held in treasury or by the trustees of the Group's employee share ownership plans are shown on the balance sheet as a deduction in arriving at total equity. Own shares are stated at cost.

(n) Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of temporary differences. Temporary differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements.

Tax relating to items taken directly to equity is also taken directly to equity.

(o) Borrowings

In the results for the year ended 30 September 2006

Borrowings are carried in the balance sheet on the amortised cost basis. The initial value recognised includes the principal amount received less any discount on issue or costs of issuance.

Interest and all other costs of the funding are expensed to the income statement as interest payable over the term of the borrowing on an Effective Interest Rate basis.

In the results for the year ended 30 September 2005

Borrowings are stated at their outstanding value less unamortised issue costs and discounts on issue. Discounts on issue of borrowings and initial costs incurred in arranging funding facilities are amortised over the period of the facility.

2. ACCOUNTING POLICIES (continued)

(p) Finance lease payables

Balances due on the lease arising from the sale and leaseback of a Group property are recognised in creditors at the total amount payable less interest not yet accrued. Interest is accrued on the actuarial basis.

The profit which arose on the sale and leaseback transaction is held within accruals and deferred income and is being credited to profit over the lease term on a straight line basis.

(q) Derivative Financial instruments

In the results for the year ended 30 September 2006

Derivative instruments utilised by the Group comprise currency swap, interest rate swap, interest rate option and forward interest rate agreements. All such instruments are used for hedging purposes to alter the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies.

The Group does not enter into speculative derivative contracts.

All derivatives are carried in the balance sheet at fair value, as assets where the value is positive or as liabilities where the value is negative. Fair value is based on market prices, where a market exists. If there is no active market, fair value is calculated using present value models which incorporate assumptions based on market conditions and are consistent with accepted economic methodologies for pricing financial instruments. Changes in the fair value of derivatives are recognised in the income statement, except where such amounts are permitted to be taken to equity as part of the accounting for a cash flow hedge.

In the results for the year ended 30 September 2005

Derivative instruments utilised by the Group comprise currency swap, interest rate swap, interest rate option and forward interest rate agreements. All such instruments are used for hedging purposes to alter the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. The Group does not enter into speculative derivative contracts.

(r) Hedging

In the results for the year ended 30 September 2006

For all hedges, the Group documents, at inception, the relationship between the hedging instruments and the hedged items, as well as its risk management strategy and objectives for undertaking the transaction. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the hedging arrangements put in place are considered to be 'highly effective' as defined by IAS 39.

For a fair value hedge, as long as the hedging relationship is deemed 'highly effective' and meets the hedging requirements of IAS 39, any gain or loss on the hedging instrument recognised in income can be offset against the fair value loss or gain arising from the hedged item for the hedged risk. For macro hedges (hedges of interest rate risk for a portfolio of loan assets) this fair value adjustment is disclosed in the balance sheet alongside the hedged item, for other hedges the adjustment is made to the carrying value of the hedged asset or liability. Only the net ineffectiveness of the hedge is charged or credited to income. Where a fair value hedge relationship is terminated, or deemed ineffective, the fair value adjustment is amortised over the remaining term of the underlying item.

Where a derivative is used to hedge the variability of cash flows of an asset or liability, it may be designated as a cash flow hedge so long as this relationship meets the hedging requirements of IAS 39. For such an instrument the effective portion of the change in the fair value of the derivative is taken initially to equity, with the ineffective part taken to profit or loss. The amount taken to equity is released to the income statement at the same time as the hedged item affects the income statement. Where a cash flow hedge relationship is terminated, or deemed ineffective, the amount taken to equity will remain there until the hedged transaction is recognised, or is no longer highly probable.

(s) Deferred taxation

Deferred taxation is provided in full on temporary differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Deferred tax assets are recognised to the extent that it is regarded as probable that they will be recovered. As required by IAS 12 - 'Income Taxes', deferred tax assets and liabilities are not discounted to take account of the expected timing of realisation.

It is assumed that all taxable IFRS transition adjustments give rise to tax adjustments to reserves at the current UK tax rate of 30%.

(t) Retirement benefit obligations

The expected cost of providing pensions within the funded defined benefit scheme, determined on the basis of annual valuations by professionally qualified actuaries using the projected unit method, is charged to the income statement. Actuarial gains and losses are recognised in full in the period in which they occur and do not form part of the result for the period, being recognised in the Statement of Recognised Income and Expenditure.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets at the balance sheet date.

Both the return on investment expected in the period and the expected financing cost of the liability, as estimated at the beginning of the period are recognised in the result for the period. Any variances against these estimates in the year form part of the actuarial gain or loss.

The assets of the scheme are held separately from those of the Group in an independently administered fund.

The charge to the income statement for providing pensions under defined contribution pension schemes is equal to the contributions payable to such schemes for the year.

(u) Provisions

Provisions are recognised where there is a present obligation as a result of a past event, it is probable that this obligation will result in an outflow of resources and this outflow can be reliably quantified. Provisions are discounted where this effect is material.

(v) Fee and commission income

Other income includes administration fees charged to borrowers, which are credited when the related service is performed, and commissions receivable on the sale of insurances, which are taken to profit at the point at which the Group becomes unconditionally entitled to the income.

(w) Share based payments

In accordance with IFRS 2 – 'Share based payments', the fair value at the date of grant of awards to be made in respect of options and shares granted under the terms of the Group's various share based employee incentive arrangements is charged to the profit and loss account over the period between the date of grant and the vesting date.

As permitted by IFRS 1, only those options and awards granted after 7 November 2002 and not vested at 1 January 2005 have been restated on transition to IFRS.

(x) Dividends

In accordance with IAS 10 – 'Events after the balance sheet date', dividends payable on ordinary shares are recognised in equity once they are appropriately authorised and are no longer at the discretion of the Company. Dividends declared after the balance sheet date, but before the authorisation of the financial statements remain within shareholders' funds.

(y) Foreign currency

Foreign currency transactions, assets and liabilities are accounted for in accordance with IAS 21 – 'The Effects of Changes in Foreign Exchange Rates'. The functional currency of the Group is the pound sterling. Transactions which are not denominated in sterling are translated into sterling at the spot rate of exchange on the date of transaction. Monetary assets and liabilities which are not denominated in sterling are translated at the closing rate on the balance sheet date.

Gains and losses on retranslation are included in interest payable or interest receivable depending on whether the underlying instrument is an asset or a liability, except where deferred in equity in accordance with cash flow hedging provisions of IAS 39.

(z) Segmental reporting

Costs attributed to each segment represent the direct costs incurred by the segment operations and an allocation of the costs of areas of the business which serve all segments. Such allocations are weighted by the value of loan assets in each segment, adjusted for the relative effort involved in the administration of each asset class.

3. CRITICAL ACCOUNTING ESTIMATES

Certain of the balances reported in the financial statements are based wholly or in part on estimates or assumptions made by the directors. There is, therefore, a potential risk that they may be subject to change in future periods. The most significant of these are:

(a) Impairment losses on loans to customers

Impairment losses on loans are calculated based on statistical models. The key assumptions revolve around estimates of future cash flows from customer's accounts, their timing and, for secured accounts, the expected proceeds from the realisation of the property. These key assumptions are based on observed data from historical patterns and are updated regularly based on new data as it becomes available.

In addition the directors consider how appropriate past trends and patterns might be in the current economic situation and make any adjustments they believe are necessary to reflect the current conditions.

The accuracy of the impairment calculations would therefore be affected by unexpected changes to the economic situation, variances between the models used and the actual results, or assumptions which differ from the actual outcomes.

(b) Effective interest rates

In order to determine the effective interest rate applicable to loans an estimate must be made of the expected life of each loan and hence the cash flows relating thereto. These estimates are based on historical data and reviewed regularly. The accuracy of the effective interest rate applied would therefore be compromised by any differences between actual borrower behaviour and that predicted.

(c) Fair values

Where financial assets and liabilities are carried at fair value, in the majority of cases this can be derived by reference to quoted market prices. Where such a quoted price is not available the valuation is based on cash flow models based, where possible, on independently sourced parameters. The accuracy of the calculation would therefore be affected by unexpected market movements or other variances in the operation of the models or the assumptions used.

(d) Retirement benefits

The present value of the retirement benefit obligation is derived from an actuarial calculation which rests on a number of assumptions. These are listed in note 27. Where actual conditions differ from those assumed the ultimate value of the obligation would be different.

4. FINANCIAL RISK MANAGEMENT

The principal risks arising from the Group's normal business activities are credit risk, liquidity risk, interest rate risk and currency risk. The Board operates through the Asset and Liability Committee to review and agree policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the year and since the year end. The position disclosed below is materially similar to that existing throughout the year.

Credit risk

The Group's credit risk is primarily attributable to its loans to customers. The maximum credit risk at 30 September 2006 approximates to the carrying value of loans to customers (note 25). There are no significant concentrations of credit risk due to the large number of customers included in the portfolios.

The Group's business objectives rely on maintaining a high-quality customer base and place strong emphasis on good credit management, both at the time of acquiring or underwriting a new loan, where strict lending criteria are applied, and in the collections process.

First mortgages and secured loans are secured by charges over residential properties in England and Wales, or similar Scottish or Northern Irish securities. Car loans are secured by the financed vehicle.

Despite this security, in assessing credit risk, an applicant's ability and propensity to repay the loan remain the principal factors in the decision to lend.

In order to control credit risk relating to counterparties to the Group's financial instruments, the Asset and Liability Committee determines which counterparties the Group will deal with, establishes limits for each counterparty and monitors compliance with those limits.

Liquidity risk

The Group's assets are principally financed by asset backed loan notes issued through the securitisation process. Details of the Group's borrowings are given in note 43. Securitisation substantially reduces the Group's liquidity risk by matching the maturity profile of the Group's funding to the profile of the assets to be funded.

The securitisation process and the terms of the warehouse facilities effectively limit liquidity risk from the funding of the Group's loan assets. It remains to ensure that sufficient funding is available to provide capital support for new loans and working capital for the Group. This responsibility rests with the Asset and Liability Committee which sets the Group's liquidity policy and uses detailed cash flow projections to ensure that an adequate level of liquidity is available at all times.

Interest rate risk

The Group's policy is to maintain floating rate liabilities and match these with floating rate assets, hedging fixed rate assets by the use of interest rate swap or cap agreements.

The rates of interest payable on the loan facilities and on asset backed loan notes issued in the securitisation process are reset quarterly on the basis of LIBOR. The interest rates charged on the Group's variable rate loan assets are determined by reference to, inter alia, the Group's funding costs and the rates being charged on similar products in the market. Generally this ensures the matching of changes in interest rates on the Group's loan assets and borrowings and any exposure arising on the interest rate resets is relatively short term. Forward rate agreements may be used to hedge against any perceived risk of temporary increases in LIBOR rates at month ends.

4. FINANCIAL RISK MANAGEMENT (continued)

The fixed rate corporate bond is hedged by use of a long-term interest rate swap agreement, of notional principal equal to the principal amount of the bond. This swap is in place until the optional repayment date in 2012 and converts the interest payable to a LIBOR-linked floating rate basis.

The interest rate swaps have fixed rate receipts at an average rate of 4.85% for periods up to 2012 and have floating rate payments at LIBOR.

In part, the Group's interest rate hedging objectives are achieved by the controlled mismatching of the dates on which instruments mature, redeem or have their interest rates reset. The table overleaf summarises these repricing mismatches. For the purposes of the table, loan assets, borrowings and derivatives are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity dates. In the 2006 table the carrying values of derivative financial instruments are included in the 'non interest bearing' column. For those fixed rate loan assets where the customer has contracted to make regular repayments of both capital and interest, the assets have been allocated across the time bands in the table by reference to the contracted repayments. The analysis takes no account of early terminations which are likely to occur in practice. In determining the amount of hedging required, the Group makes assumptions about the level of regular capital repayments and early terminations of its loan assets. The actual interest rate sensitivity will therefore be determined by reference to subsequent customer and management decisions and is expected to be less sensitive than shown.

The table includes short term creditors and debtors.

	3 MONTHS OR LESS £m	MORE THAN 3 MONTHS BUT NOT MORE THAN 6 MONTHS £m	MORE THAN 6 MONTHS BUT NOT MORE THAN 1 YEAR £m	MORE THAN 1 YEAR BUT NOT MORE THAN 5 YEARS £m	MORE THAN 5 YEARS £m	NON-INTEREST BEARING £m	TOTAL £m
At 30 September 2006							
Cash and cash equivalents	622.7	-	-	-	-	-	622.7
Loans to customers	4,020.6	169.2	829.9	3,316.1	35.8	55.0	8,426.6
Other assets	-	-	-	-	-	67.3	67.3
Total assets	4,643.3	169.2	829.9	3,316.1	35.8	122.3	9,116.6
Bank loans and overdrafts	(1,395.5)	-	-	-	-	-	(1,395.5)
Corporate bond	-	-	-	-	(117.9)	-	(117.9)
Asset backed loan notes	(7,057.7)	-	-	-	-	-	(7,057.7)
Other liabilities	-	-	-	-	-	(266.5)	(266.5)
Equity	-	-	-	-	-	(279.0)	(279.0)
Total liabilities and equity	(8,453.2)	-	-	-	(117.9)	(545.5)	(9,116.6)
Notional swap principal	3,785.8	(61.9)	(658.0)	(3,183.6)	117.7	-	-
Interest rate repricing gap	(24.1)	107.3	171.9	132.5	35.6	(423.2)	-
Cumulative gap	(24.1)	83.2	255.1	387.6	423.2	-	-
At 30 September 2005							
Cash and cash equivalents	530.4	-	-	-	-	-	530.4
Loans to customers	4,684.3	76.9	210.9	1,389.4	161.3	5.9	6,528.7
Other assets	-	-	-	-	-	32.3	32.3
Total assets	5,214.7	76.9	210.9	1,389.4	161.3	38.2	7,091.4
Bank loans and overdrafts	(1,022.8)	-	-	-	-	-	(1,022.8)
Corporate bond	-	-	-	-	(118.2)	-	(118.2)
Asset backed loan notes	(5,530.0)	-	-	-	-	-	(5,530.0)
Other liabilities	-	-	-	-	-	(107.6)	(107.6)
Equity	-	-	-	-	-	(312.8)	(312.8)
Total liabilities and equity	(6,552.8)	-	-	-	(118.2)	(420.4)	(7,091.4)
Notional swap principal	1,259.1	(36.2)	(74.2)	(1,218.7)	70.0	-	-
Interest rate repricing gap	(79.0)	40.7	136.7	170.7	113.1	(382.2)	-
Cumulative gap	(79.0)	(38.3)	98.4	269.1	382.2	-	-

4. FINANCIAL RISK MANAGEMENT (continued)

The Asset and Liability Committee monitors the interest rate risk exposure on the Group's loan assets and asset backed loan notes and ensures compliance with the requirements of the trustees in respect of the Group's securitisations.

The only interest rate risk in the Company arises from the corporate bond described above which is a fixed rate instrument, until its maturity in 2017, which is fully hedged. Inter company assets and liabilities bear interest at floating rates based on LIBOR which reset at least quarterly. The finance lease bears notional interest only; all other balances are non-interest bearing.

Currency risk

All of the Group's assets and liabilities are denominated in sterling with the exception of the asset backed loan notes denominated in US dollars and euros, which are described in note 43. Although IAS 39 requires that they be accounted for as currency liabilities and valued at their spot rates, it was a condition of the issue of these notes that interest rate and currency swaps were put in place for the duration of the borrowing, having the effect of converting the liability to a LIBOR linked floating rate sterling borrowing. As a result the Group has no material exposure to foreign currency risk.

The equivalent sterling principal amounts of notes in issue under these arrangements, and their carrying values at 30 September 2006 and 30 September 2005 are:

	2006 EQUIVALENT STERLING PRINCIPAL £m	**2006 CARRYING VALUE £m**	2005 EQUIVALENT STERLING PRINCIPAL £m	2005 CARRYING VALUE £m
US dollar notes	**2,416.6**	**2,313.2**	535.2	535.2
Euro notes	**2,118.6**	**2,103.0**	1,724.0	1,724.0
	4,535.2	**4,416.2**	2,259.2	2,259.2

Use of derivative financial instruments

The Group uses derivative financial instruments for risk management purposes. Such instruments are used only to limit the exposure of the Group to movements in market interest or exchange rates, as described above.

It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken, and hence all of the Group's derivative financial instruments are for commercial hedging purposes. These are used to protect the Group from exposures principally arising from fixed rate lending or borrowing and borrowings denominated in foreign currencies. Hedge accounting is applied where appropriate, though it should be noted that some derivatives, while forming part of an economic hedge relationship, do not qualify for this accounting treatment under IAS 39 either because natural accounting offsets are expected, or obtaining hedge accounting would be especially onerous.

The Group has designated a number of derivatives as fair value hedges. In particular this treatment is used for

(a) hedging the interest rate risk of groups of fixed rate prepayable loan assets with interest rate derivatives on a portfolio basis. The Group believes this solution is the most appropriate as it is consistent with the economic hedging approach taken by the Group to these assets.

(b) hedging the interest rate risk of fixed rate corporate bond borrowings with a designated fixed to floating interest rate swap.

The Group has also designated cash flow hedging relationships, principally arising from currency borrowings, where a specified foreign exchange basis swap, set up as part of the terms of the borrowing is used.

Fair values of financial assets and financial liabilities

Fair values have been determined for all derivatives, listed securities and any other financial assets and liabilities for which an active and liquid market exists. The fair values of cash at bank and in hand, bank loans and overdrafts and asset backed loan notes are not materially different from their book values because all the assets mature within three months of the year end and the interest rates charged on financial liabilities reset on a quarterly basis.

Derivative financial instruments are stated at their fair values. The fair values of the interest rate swaps and caps have been determined by reference to prices available from the markets on which these instruments are traded.

The fair value of loans to customers is considered to be not materially different to the amortised cost value at which they are disclosed.

Set out below is a comparison by category of book values and fair values of the Group's derivative financial instruments as they were disclosed at 30 September 2005 under UK GAAP.

	2005 BOOK VALUE £m	2005 FAIR VALUE £m
Derivative financial instruments held to manage the interest rate profile		
Swaps	(0.7)	(9.7)
Caps	1.4	0.2
	0.7	(9.5)

5. DISPOSAL OF SUBSIDIARY

On 26 October 2004 the Group disposed of a subsidiary, NHL Reversions Limited, for a cash consideration of £2.0m. A profit of £0.9m was realised on this sale. The effect of this disposal on the results of the Group for the year is immaterial. The contribution of NHL Reversions to the operating profit and cash flows of the Group in the year ended 30 September 2005 was immaterial. No cash balances were disposed of with the subsidiary.

6. SEGMENTAL INFORMATION

For management purposes the Group is organised into two major operating divisions, Buy-to-Let Mortgages and Consumer Lending, which includes secured lending and car and retail finance. These divisions are the basis on which the Group reports primary segmental information. All of the Group's operations are conducted in the United Kingdom.

Other Operations comprises closed loan books arising from owner-occupied mortgages and unsecured personal lending operations where no further new business is being written and existing assets are being run down.

Financial information about these business segments is shown below.

Year ended 30 September 2006

	BUY-TO-LET MORTGAGES £m	CONSUMER LENDING £m	OTHER OPERATIONS £m	TOTAL £m
Interest receivable	385.8	61.5	103.5	550.8
Interest payable	(326.5)	(42.8)	(38.6)	(407.9)
Net interest income	59.3	18.7	64.9	142.9
Other operating income	8.4	16.1	6.1	30.6
Total operating income	67.7	34.8	71.0	173.5
Operating expenses	(16.8)	(8.0)	(20.6)	(45.4)
Provisions for losses	(1.5)	(4.9)	(41.4)	(47.8)
	49.4	21.9	9.0	80.3
Fair value net gains	2.4	0.1	-	2.5
Operating profit	51.8	22.0	9.0	82.8
Segment assets	7,612.6	872.9	631.1	9,116.6
Segment liabilities	(7,399.2)	(795.2)	(643.2)	(8,837.6)
	213.4	77.7	(12.1)	279.0
Capital expenditure	0.5	4.5	0.7	5.7

Year ended 30 September 2005

	BUY-TO-LET MORTGAGES £m	CONSUMER LENDING £m	OTHER OPERATIONS £m	TOTAL £m
Interest receivable	298.2	84.7	102.9	485.8
Interest payable	(263.7)	(68.6)	(58.5)	(390.8)
Net interest income	34.5	16.1	44.4	95.0
Other operating income	13.7	17.2	7.0	37.9
Total operating income	48.2	33.3	51.4	132.9
Operating expenses	(18.2)	(7.9)	(19.1)	(45.2)
Provisions for losses	(1.2)	(4.6)	(10.1)	(15.9)
	28.8	20.8	22.2	71.8
Fair value net gains	-	-	-	-
Operating profit	28.8	20.8	22.2	71.8
Segment assets	5,346.5	844.5	900.4	7,091.4
Segment liabilities	(5,226.0)	(763.1)	(789.5)	(6,778.6)
	120.5	81.4	110.9	312.8
Capital expenditure	0.3	3.1	0.5	3.9

7. REVENUE

	2006 £m	2005 £m
Interest receivable	**550.8**	485.8
Other income	**30.6**	37.9
Total revenue	**581.4**	523.7
Arising from:		
Buy-to-Let Mortgages	**394.2**	311.9
Consumer Loans	**77.6**	101.9
Other Operations	**109.6**	109.9
Total revenue	**581.4**	523.7

8. INTEREST RECEIVABLE

	2006 £m	2005 £m
Interest on loans to customers	**512.5**	455.1
Other interest receivable	**33.4**	29.3
Total interest on financial assets	**545.9**	484.4
Return on pension scheme assets	**2.2**	1.4
Other finance income	**2.7**	-
	550.8	485.8

As permitted by IFRS 1 the interest figures shown above for the years ended 30 September 2006 and 30 September 2005 are prepared under different bases (see note 2). They are therefore not directly comparable.

9. INTEREST PAYABLE AND SIMILAR CHARGES

	2006 £m	2005 £m
On asset backed loan notes	**339.7**	297.7
On corporate bond	**8.3**	4.0
On bank loans and overdrafts	**53.5**	50.9
Total interest on financial liabilities	**401.5**	352.6
On pension scheme liability	**2.0**	1.9
On finance leases	**1.3**	1.4
Amortisation of brokers' commissions payable	**-**	34.9
Other finance costs	**3.1**	-
	407.9	390.8

As permitted by IFRS 1 the interest figures shown above for the years ended 30 September 2006 and 30 September 2005 are prepared under different bases (see note 2). They are therefore not directly comparable.

10. OPERATING EXPENSES

	2006 £m	2005 £m
Employment costs (note 11)	**27.3**	26.8
Auditor remuneration (note 14)	**1.1**	0.8
Amortisation of intangible assets (note 20)	**0.2**	0.2
Depreciation (note 21)	**3.5**	3.8
Operating lease rentals (note 52)	**3.5**	3.5
Other administrative costs	**9.8**	10.1
	45.4	45.2

11. EMPLOYEES

The average number of persons (including directors) employed by the Group during the year was 724 (2005: 692).

Staff costs incurred during the year in respect of these employees were:

	2006 £m	2006 £m	2005 £m	2005 £m
Share based remuneration	**0.6**		1.7	
Other wages and salaries	**21.4**		19.2	
Total wages and salaries		**22.0**		20.9
National Insurance on share based remuneration	**1.6**		2.3	
Other social security costs	**1.7**		1.6	
Total social security costs		**3.3**		3.9
Defined benefit pension cost	**1.9**		1.7	
Other pension costs	**0.1**		0.3	
Total pension costs		**2.0**		2.0
Total staff costs		**27.3**		26.8

Details of the pension schemes operated by the Group are given in note 27.

The Company has no employees. Details of the directors' remuneration are given in note 12.

12. KEY MANAGEMENT REMUNERATION

The remuneration of the directors, who are the key management personnel of the Group and the Company, is set out below in aggregate in accordance with IAS 24 - 'Related Party Transactions'. Further information about the remuneration of individual directors is provided in the Report of the Board to the Shareholders on Directors' Remuneration on pages 22 to 29.

	2006 £m	2005 £m
Short-term employee benefits	**2.7**	2.5
Post-employment benefits	**0.3**	0.3
Termination benefits	**-**	-
Share-based payment	**1.2**	2.6
	4.2	5.4

13. SHARE BASED REMUNERATION

During the year the Group had various share based payment arrangements with employees. They are accounted for by the Group and the Company as shown below.

The effect of the share based payment arrangements on the Group's profit is shown in note 11.

Further details of share based payment arrangements are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 22 to 29.

(a) Share option schemes

Options under the Executive Share Option ('Executive') schemes have been granted to directors and senior employees from time to time, on the basis of performance and at the discretion of the Remuneration Committee. These options vest so long as the grantee is still employed by the Group at the end of the vesting period and, where applicable, performance criteria have been satisfied. It is not the present intention of the Group that any further awards should be made under the Executive schemes.

The Group also operates an All Employee Share Option ('Sharesave') scheme. Grants under this scheme vest after the completion of the appropriate service period and subject to a savings requirement.

A reconciliation of movements in the number and weighted average exercise price during the year ended 30 September 2006 and the year ended 30 September 2005 is shown below.

	2006 NUMBER	**2006 WEIGHTED AVERAGE EXERCISE PRICE p**	2005 NUMBER	2005 WEIGHTED AVERAGE EXERCISE PRICE p
Options outstanding				
At 1 October 2005	**5,814,891**	**219.37**	7,250,721	201.16
Granted in the year	**236,883**	**525.52**	712,176	339.75
Exercised in the year	**(1,634,329)**	**190.08**	(2,116,687)	198.21
Lapsed during the year	**(31,761)**	**257.97**	(31,319)	171.89
At 30 September 2006	**4,385,684**	**246.54**	5,814,891	219.37
Options exercisable	**2,848,978**	**188.28**	3,297,974	190.27

The weighted average share price at date of exercise for share options exercised during the period was 600.17p (2005: 402.61p).

The weighted average remaining contractual life of options outstanding at 30 September 2006 was 6.4 months (2005: 7.4 months).

Options are outstanding under the Executive and Sharesave schemes to purchase ordinary shares of 10p each as follows:

GRANT DATE	EXERCISE PRICE	PERIOD EXERCISABLE	**NUMBER 2006**	NUMBER 2005
Executive schemes				
31/02/1998	218.00p	31/03/2001 to 31/03/2008 *	**279,000**	435,000
11/01/1999	147.50p	11/01/2002 to 11/01/2009 *	**480,000**	480,000
27/09/1999	209.50p	27/09/2002 to 27/09/2006	-	100,000
17/02/2000	147.00p	17/02/2003 to 17/02/2010 †	**150,000**	285,000
26/05/2000	148.50p	26/05/2003 to 26/05/2007	**320,000**	600,000
27/11/2001	248.00p	27/11/2004 to 27/11/2011 †	**540,000**	830,000
29/07/2002	186.50p	29/07/2005 to 29/07/2012 †	**390,000**	540,000
23/12/2002	161.50p	23/12/2005 to 23/12/2012 †	-	620
14/03/2003	186.50p	14/03/2006 to 14/03/2013 †	**658,552**	782,237
18/12/2003	339.00p	18/12/2006 to 18/12/2013 †	**432,890**	432,890
01/06/2004	322.50p	01/06/2007 to 01/06/2014 †	**40,000**	40,000
01/12/2004	348.38p	01/12/2007 to 01/12/2014 †	**434,552**	434,552
			3,724,994	4,960,299
Sharesave schemes				
21/06/2000	120.64p	01/08/2005 to 01/02/2006	-	27,974
18/06/2003	183.04p	01/08/2006 to 01/02/2007	**31,426**	408,890
18/06/2003	183.04p	01/08/2008 to 01/02/2009	**131,718**	141,114
23/06/2005	326.76p	01/08/2008 to 01/02/2009	**149,839**	160,735
23/06/2005	326.76p	01/08/2010 to 01/02/2011	**110,824**	115,879
28/07/2006	525.52p	01/08/2009 to 01/02/2010	**180,782**	-
28/07/2006	525.52p	01/08/2011 to 01/02/2012	**56,101**	-
			660,690	854,592
			4,385,684	5,814,891

* The exercise of these options is conditional upon earnings per share ('EPS') increasing at a rate in excess of the retail price index over the three preceding financial years.

† The exercise of these options is conditional upon the Company's total shareholder return ('TSR') exceeding the TSR for at least half of a specified group of comparator companies.

A number of the above options were granted to former employees whose rights terminate at the later of twelve months following redundancy or forty-two months after the issue of the options.

13. SHARE BASED REMUNERATION (continued)

All grants in the period were made under the Sharesave scheme. The fair value of options granted is determined using a Black-Scholes Merton model. Details of the awards made in the year ended 30 September 2006 and the year ended 30 September 2005 are shown below:

GRANT DATE	28 JULY **2006**	28 JULY **2006**	23 JUNE 2005	23 JUNE 2005
Number of awards granted	**180,782**	**56,101**	160,735	115,879
Market price at date of grant	**622.00p**	**622.00p**	443.37p	443.37p
Contractual life (years)	**3.0**	**5.0**	3.0	5.0
Fair value per share at date of grant	**131.60p**	**138.31p**	115.91p	122.10p
Inputs to valuation model				
Expected volatility	**17.09%**	**17.09%**	12.30%	12.30%
Expected life at grant date (years)	**3.5**	**5.5**	3.5	5.5
Risk-free interest rate	**4.77%**	**4.77%**	4.23%	4.23%
Expected dividend yield	**1.99%**	**1.99%**	2.01%	2.01%
Expected annual departures	**8.83%**	**6.52%**	11.10%	6.50%

The expected volatility of the share price used in determining the fair value of the awards is based on the annualised standard deviation of daily changes in price over the previous year from the grant date.

(b) Paragon Performance Share Plan

Awards under this plan comprise a right to acquire ordinary shares of 10p each in the Company for nil or nominal payment and will vest on the third anniversary of their granting, to the extent that the applicable performance criteria have been satisfied, if the holder is still employed by the Group. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

The conditional entitlements outstanding under this scheme at 30 September 2006 and 30 September 2005 were:

GRANT DATE	PERIOD EXERCISABLE	NUMBER **2006**	NUMBER 2005
13/03/2003	13/03/2006 to 13/09/2006 *	**-**	451,118
02/07/2003	02/07/2006 to 02/01/2007 *	**69,081**	260,748
18/12/2003	18/12/2006 to 18/06/2007 *	**289,533**	289,533
22/06/2004	22/06/2007 to 22/12/2007 *	**268,169**	268,169
02/12/2004	02/12/2007 to 02/06/2008 *	**297,273**	297,273
02/06/2005	02/06/2008 to 02/12/2008 *	**265,204**	265,204
07/03/2006	07/03/2009 to 07/09/2009 †	**179,456**	-
25/05/2006	25/05/2009 to 25/11/2009 †	**92,088**	-
25/09/2006	25/09/2009 to 25/03/2010 †	**88,653**	-
		1,549,457	1,832,045

* The receipt of these shares is subject to the Company's TSR exceeding the TSR of a relevant proportion of the constituents of the FTSE All Share Banks and General Financial sectors. No part of an award vests for below median performance, 25% vests for median performance and 100% vests for upper quartile performance. Between median and upper quartile performance, awards vest on a straight line basis.

† The receipt of these shares is 50% subject to an EPS test and 50% to a TSR test. The growth in the Company's EPS (as adjusted for a common rate of corporation tax) and its TSR will be compared over the vesting period to the performance of a group of designated comparator companies. 35% of each element of the award will vest for median performance with full vesting for upper quartile performance; between these points awards will vest on a straight-line basis. For below median performance, none of the relevant element of the award will vest. In addition, the Remuneration Committee will have regard to the underlying financial performance of the Company as compared with the level of TSR and EPS performance.

The fair value of awards granted under the Performance Share Plan is determined using a Monte Carlo simulation model, to take account of the effect of the market based condition. Details of the awards made in the year ended 30 September 2006 and the year ended 30 September 2005 are shown below:

GRANT DATE	**07 MARCH 2006**	**25 MAY 2006**	**25 SEPTEMBER 2006**
Number of awards granted	**179,456**	**92,088**	**88,653**
Market price at date of grant	**684.00p**	**643.00p**	**659.50p**
Fair value per share at date of grant	**453.00p**	**433.50p**	**445.50p**
Inputs to valuation model			
Expected volatility	**23.87%**	**21.16%**	**22.31%**
Risk-free interest rate	**4.37%**	**4.63%**	**4.75%**
Expected dividend yield	**2.17%**	**2.03%**	**1.98%**

GRANT DATE	02 DECEMBER 2004	02 JUNE 2005
Number of awards granted	297,273	265,204
Market price at date of grant	363.00p	410.00p
Fair value per share at date of grant	150.00p	154.00p
Inputs to valuation model		
Expected volatility	22.37%	27.72%
Risk-free interest rate	4.44%	4.08%
Expected dividend yield	1.99%	2.29%

For all of the above grants the contractual life and expected life at grant date is three years and no departures are expected.

The expected volatility of the share price used in determining the fair value of the awards is based on the annualised standard deviation of daily changes in price over the previous year from the grant date.

c) Deferred Bonus Scheme

Awards under this scheme comprised a right to acquire 10p ordinary shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting. No further awards are to be made under this scheme.

The conditional entitlements outstanding under this scheme at 30 September 2006 and 30 September 2005 were:

GRANT DATE	TRANSFER DATE	**NUMBER 2006**	NUMBER 2005
27/02/2004	01/10/2006	**170,430**	170,430
27/02/2005	01/10/2007	**189,947**	189,947
13/03/2006	01/10/2008	**77,153**	-
		437,530	360,377

13. SHARE BASED REMUNERATION (continued)

The shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

The fair value of Deferred Bonus awards is based on the market value of the shares awarded at the grant date. Details of the awards made in the year ended 30 September 2006 and the year ended 30 September 2005 are shown below:

GRANT DATE	**13 MARCH 2006**	27 FEBRUARY 2005
Number of awards granted	**77,153**	189,947
Market price at date of grant	**605.00p**	431.00p
Fair value per share at date of grant	**605.00p**	431.00p

(d) Matching Share Plan

Awards under this plan comprise a right to acquire 10p ordinary shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied, if the holder is still employed by the Group. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

The conditional entitlements outstanding under this scheme at 30 September 2006 were:

GRANT DATE	TRANSFER DATE	**NUMBER 2006**	NUMBER 2005
22/03/2006	22/06/2009 †	**158,541**	-
		158,541	-

† The receipt of these shares is 50% subject to an EPS test and 50% to a TSR test. The growth in the Company's EPS (as adjusted for a common rate of corporation tax) and its TSR will be compared over the vesting period to the performance of a group of designated comparator companies. 35% of each element of the award will vest for median performance with full vesting for upper quartile performance; between these points awards will vest on a straight-line basis. For below median performance, none of the relevant element of the award will vest. In addition, the Remuneration Committee will have regard to the underlying financial performance of the Company as compared with the level of TSR and EPS performance.

The fair value of awards granted under the Matching Share Plan is determined using a Monte Carlo simulation model, to take account of the effect of the market based condition. Details of the awards made in the year ended 30 September 2006 are shown below:

GRANT DATE	**22 MARCH 2006**
Number of awards granted	**158,541**
Market price at date of grant	**761.50p**
Fair value per share at date of grant	**504.50p**
Inputs to valuation model	
Expected volatility	**23.77%**
Risk-free interest rate	**4.39%**
Expected dividend yield	**2.15%**

For all of the above grants the contractual life and expected life at grant date is three years and no departures are expected.

The expected volatility of the share price used in determining the fair value of the awards is based on the annualised standard deviation of daily changes in price over the previous year from the grant date.

14. AUDITOR REMUNERATION

The total amount charged to the profit and loss account in respect of audit fees in the year was:

	2006 £000	2005 £000
Total audit fees for the Group	**452**	405
Company audit fee	**22**	22

The analysis of fees payable to the Group's auditors required by the Companies (Disclosure of Auditor Remuneration) Regulations 2005 is set out below. This analysis includes amounts charged to the profit and loss account or included within the issue costs of debt in respect of fees paid to the Group auditors and their associates.

	2006 £000	2006 %	2005 £000	2005 %
Group audit fee	**188**	**17%**	127	15%
Other services				
Audit of associated undertakings pursuant to legislation				
Subsidiary audit fees	**264**	**24%**	278	33%
Other services pursuant to legislation				
Interim review	**47**	**4%**	12	1%
Other services related to taxation				
Compliance services	**208**	**19%**	129	15%
Advisory services	**69**	**6%**	88	11%
	277	**25%**	217	26%
Services relating to corporate finance transactions				
Securitisation services	**85**	**8%**	144	17%
Other services				
IFRS advice and audit	**193**	**17%**	69	8%
Other	**52**	**5%**	-	-
	245	**22%**	69	8%
Total other services	**918**	**83%**	720	85%
Total fees	**1,106**	**100%**	847	100%

In addition to the amounts above, the auditors received fees of £7,000 (2005: £7,000) in respect of the audit of the Group pension scheme.

15. PROVISIONS FOR LOSSES

	2006 £m
Impairment of financial assets	
First mortgage loans	1.4
Other secured loans	1.6
Finance lease receivables	3.3
Retail finance loans	-
Other loans	40.4
	46.7
Other provisions	1.1
	47.8

This disclosure arises from IAS 32 and was not required under UK GAAP. Therefore no comparative is provided.

16. FAIR VALUE NET GAINS

The fair value net gain of £2.5m (2005: £nil) represents the accounting volatility on derivative instruments which are matching risk exposure on an economic basis. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The gain is primarily due to timing differences in income recognition between the derivative instruments and the economically hedged assets and liabilities.

17. TAX CHARGE ON PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of charge in the year

	2006 £m	2005 £m
Current tax		
UK Corporation Tax on profits of the period	**12.6**	17.5
Adjustment in respect of prior periods	**(5.8)**	-
Total current tax	**6.8**	17.5
Deferred tax	**7.2**	(1.5)
Tax charge on profit on ordinary activities	**14.0**	16.0

(b) Deferred tax charge for the year

The deferred tax charge in the income statement comprises the following temporary differences:

	2006 £m	2005 £m
Accelerated tax depreciation	**-**	0.5
Retirement benefit obligations	**1.4**	(0.1)
Impairment and other provisions	**5.1**	3.0
Utilisation of tax losses	**4.7**	-
Other timing differences	**0.7**	1.0
Deferred tax charge for the year	**11.9**	4.4
Recognition of asset not previously recognised	**(4.7)**	(5.9)
Deferred tax charge / (credit) (note 31)	**7.2**	(1.5)

(c) Factors affecting tax charge for the year

The tax assessed for the year is lower than the standard rate of corporation tax in the United Kingdom of 30% (2005: 30%). The differences are explained below.

	2006 £m	2005 £m
Profit on ordinary activities before taxation	**82.8**	71.8
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%)	**24.8**	21.5
Effects of:		
Permanent differences	**(0.7)**	-
Recognition of deferred tax asset not previously recognised	**(4.7)**	(5.9)
Other movements in unprovided deferred taxation	**0.4**	0.4
Prior year credit	**(5.8)**	-
Tax charge for the year	**14.0**	16.0

18. PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARAGON GROUP OF COMPANIES PLC

The Company's profit after tax for the financial year amounted to £1.5m (2005: £14.1m). A separate income statement has not been prepared for the Company under the provisions of Section 230 of the Companies Act 1985.

19. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

		2006	2005
Profit for the year (£m)		**68.8**	55.8
Basic weighted average number of ordinary shares ranking for dividend during the year (million)		**112.4**	114.1
Dilutive effect of the weighted average number of share options and incentive plans in issue during the year (million)		**5.3**	4.9
Diluted weighted average number of ordinary shares ranking for dividend during the year (million)		**117.7**	119.0
Earnings per ordinary share	- basic	**61.2p**	48.9p
	- diluted	**58.4p**	46.9p

20. INTANGIBLE ASSETS

Intangible assets comprise computer software used in the Group's operations.

	2006 £m	2005 £m
Cost		
At 1 October 2005	**1.3**	1.6
Additions	**0.5**	0.2
Disposals	**-**	(0.5)
At 30 September 2006	**1.8**	1.3
Accumulated amortisation		
At 1 October 2005	**1.0**	1.3
Charge for the year	**0.2**	0.2
Disposals	**-**	(0.5)
At 30 September 2006	**1.2**	1.0
Net book value		
At 30 September 2006	**0.6**	0.3
At 30 September 2005	**0.3**	0.3

21. PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	LEASEHOLD PREMISES £m	PLANT AND MACHINERY £m	TOTAL £m
Cost			
At 1 October 2004	19.3	19.1	38.4
Additions	-	3.7	3.7
Disposals	-	(7.2)	(7.2)
At 30 September 2005	19.3	15.6	34.9
Additions	-	5.2	5.2
Disposals	-	(4.0)	(4.0)
At 30 September 2006	19.3	16.8	36.1
Accumulated depreciation			
At 1 October 2004	5.8	11.2	17.0
Charge for the year	1.0	2.8	3.8
On disposals	-	(5.6)	(5.6)
At 30 September 2005	6.8	8.4	15.2
Charge for the year	1.0	2.5	3.5
On disposals	-	(2.8)	(2.8)
At 30 September 2006	7.8	8.1	15.9
Net book value			
At 30 September 2006	11.5	8.7	20.2
At 30 September 2005	12.5	7.2	19.7
At 30 September 2004	13.5	7.9	21.4

The net book value of leasehold buildings includes £10.5m in respect of assets held under finance leases. (2005: £11.3m)

21. PROPERTY, PLANT AND EQUIPMENT (continued)

(b) The Company

	LEASEHOLD PREMISES £m
Cost	
At 1 October 2004, 1 October 2005 and 30 September 2006	16.6
Accumulated depreciation	
At 1 October 2004	4.4
Charge for the year	0.9
At 30 September 2005	5.3
Charge for the year	0.8
At 30 September 2006	6.1
Net book value	
At 30 September 2006	10.5
At 30 September 2005	11.3
At 30 September 2004	12.2

The net book value of leasehold buildings represents assets held under finance leases.

22. FINANCIAL ASSETS

	2006 £m	2005 £m
Loans and receivables (note 23)	**8,279.0**	6,375.9
Finance lease receivables (note 24)	**147.6**	152.8
Loans to customers (note 25)	**8,426.6**	6,528.7
Fair value adjustments from portfolio hedging	**(14.0)**	-
Derivative financial assets (note 26)	**20.3**	-
	8,432.9	6,528.7

23. LOANS AND RECEIVABLES

Loans and receivables at 30 September 2006 and 30 September 2005, which are all denominated and payable in sterling, were:

	2006 £m	2005 £m
First mortgage loans	**7,643.8**	5,653.8
Secured loans	**509.0**	511.8
Retail finance loans	**53.1**	30.3
Other unsecured loans	**73.1**	180.0
	8,279.0	6,375.9

First mortgages are secured on residential property within the United Kingdom; Secured loans enjoy second charges on residential property. Retail finance loans are unsecured.

Mortgage loans have a contractual term of up to thirty years, secured loans up to 25 years, retail finance loans up to 10 years and other unsecured loans up to 10 years. In all cases the borrower is entitled to settle the loan at any point and in most cases early settlement does take place. All borrowers are required to make monthly payments, except where an initial deferred period is included in the contractual terms.

The average rate of interest being charged on customer accounts and the average rate at which income is being recognised under the effective interest rate method at 30 September 2006 was:

	AVERAGE RATE CHARGED TO CUSTOMERS 2006	AVERAGE EFFECTIVE INTEREST RATE 2006
First mortgage loans	**5.82%**	**6.18%**
Secured loans	**8.95%**	**8.09%**
Retail finance loans	**14.37%**	**10.12%**
Other unsecured loans	**18.08%**	**18.10%**

The interest rate repricing profile of the above loans is shown in note 4.

The loans shown above pledged as collateral for liabilities at 30 September 2006 and 30 September 2005 were:

	2006 £m	2005 £m
In respect of:		
Asset backed loan notes	**6,913.2**	5,261.3
Warehouse facilities	**1,278.3**	965.8
Total pledged as collateral	**8,191.5**	6,227.1
Not pledged as collateral	**87.5**	148.8
At 30 September 2006	**8,279.0**	6,375.9

24. FINANCE LEASE RECEIVABLES

The Group's finance lease receivables are car finance loans. The average contractual life of such loans is 53 months, but it is likely that a significant proportion of customers will choose to settle their obligations early.

The contractual interest rate inherent in these leases is fixed at the outset. The average effective interest rate in these contracts is 7.8% per annum.

	MINIMUM LEASE PAYMENTS		PRESENT VALUE OF MINIMUM LEASE PAYMENTS	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Amounts receivable under finance leases				
Within one year	**49.1**	54.0	**43.1**	48.1
Within two to five years	**114.9**	110.3	**100.1**	98.1
After five years	**4.2**	4.4	**3.7**	4.0
	168.2	168.7		
Less: future finance income	**(21.3)**	(18.5)		
Present value of lease obligations	**146.9**	150.2	**146.9**	150.2
Allowance for uncollectible amounts	**(2.5)**	(2.3)	**(2.5)**	(2.3)
Provision for recoveries	**3.2**	4.9	**3.2**	4.9
Present value of lease obligations	**147.6**	152.8	**147.6**	152.8

The Group considers that the fair value of its finance lease receivables is not significantly different to their carrying values. The interest rate repricing profile of the above loans is shown in note 4.

The loans shown above pledged as collateral for liabilities at 30 September 2006 and 30 September 2005 were:

	2006 £m	2005 £m
In respect of:		
Asset backed loan notes	**129.8**	137.4
Warehouse facilities	**14.6**	11.3
Total pledged as collateral	**144.4**	148.7
Not pledged as collateral	**3.2**	4.1
At 30 September 2006	**147.6**	152.8

25. LOANS TO CUSTOMERS

The movement in the Group's investment in loans to customers in the year ended 30 September 2006 was:

	2006 £m	2005 £m
Cost		
At 1 October 2005		
Brought forward	**6,528.7**	5,953.9
Adoption of IAS 32 and IAS 39	**(97.6)**	-
	6,431.1	5,953.9
Acquisitions	**91.0**	-
Additions	**3,433.0**	2,071.9
Disposals	**(67.8)**	(1.1)
Amortisation of commissions	**-**	(34.9)
EIR adjustments	**(9.5)**	-
Other debits	**503.2**	448.3
Repayments and redemptions	**(1,954.4)**	(1,909.4)
At 30 September 2006	**8,426.6**	6,528.7

'Other debits' includes primarily interest charged to customers on loans outstanding and impairment movements on these loans.

26. DERIVATIVE FINANCIAL ASSETS AND LIABILITIES

All of the Group's financial derivatives are held for economic hedging purposes, although not all may be designated for hedge accounting in accordance with the provisions of IAS 39. The analysis below therefore splits derivatives between those accounted for as hedges and those which, while representing an economic hedge do not qualify for this treatment.

(a) The Group

	2006 NOTIONAL AMOUNT £m	2006 ASSETS £m	2006 LIABILITIES £m
Derivatives in accounting hedge relationships			
Fair value hedges			
Interest rate swaps	3,965.0	17.9	(2.9)
	3,965.0	17.9	(2.9)
Cash flow hedges			
Foreign exchange basis swaps	4,535.1	0.5	(156.7)
Interest rate swaps	37.5	0.1	(0.8)
	4,572.6	0.6	(157.5)
	8,537.6	18.5	(160.4)
Other derivatives			
Interest rate swaps	695.4	1.5	(1.9)
Interest rate caps	101.8	0.3	-
	797.2	1.8	(1.9)
Total recognised derivative assets / (liabilities)	9,334.8	20.3	(162.3)

(b) The Company

	2006 NOTIONAL AMOUNT £m	2006 ASSETS £m	2006 LIABILITIES £m
Derivatives in accounting hedge relationships			
Fair value hedges			
Interest rate swaps	120.0	-	(0.4)
	120.0	-	(0.4)
Total recognised derivative assets / (liabilities)	120.0	-	(0.4)

Under UK GAAP changes in the fair value of instruments used as hedges were not recognised in the financial statements until the hedged position matured. Set out below is an analysis of those unrecognised gains and losses at 30 September 2005 as required under UK GAAP.

	2005 GAINS £m	2005 LOSSES £m	2005 TOTAL NET GAINS/ (LOSSES) £m
Unrecognised gains and losses on hedges at 1 October 2004	5.4	(6.2)	(0.8)
Gains and losses arising in previous years that were recognised in the year	(3.4)	0.8	(2.6)
Gains and losses arising before 1 October 2004 that were not recognised in the year	2.0	(5.4)	(3.4)
Gains and losses arising in the year that were not recognised in the year	8.3	(15.1)	(6.8)
Unrecognised gains and losses on hedges at 30 September 2005	10.3	(20.5)	(10.2)
Of which:			
Gains and losses expected to be realised in the year to 30 September 2006	0.9	(4.9)	(4.0)
Gains and losses expected to be realised in the year to 30 September 2007 or later	9.4	(15.6)	(6.2)
	10.3	(20.5)	(10.2)

27. RETIREMENT BENEFIT OBLIGATIONS

The Group operates a funded defined benefit pension scheme in the UK. A full actuarial valuation was carried out at 31 March 2004 and updated to 30 September 2006 by a qualified independent actuary. The service cost has been calculated using the Projected Unit method. As a result of the Plan being closed to new entrants, the service cost will increase as the members of the Plan approach retirement. The major weighted average assumptions used by the actuary were (in nominal terms):

	30 SEPTEMBER 2006	30 SEPTEMBER 2005
In determining net pension cost for the year		
Discount rate	**5.10%**	5.60%
Rate of compensation increase	**3.50%**	3.75%
Rate of increase of pensions		
in payment (accrued before 6 April 2006)	**2.50%**	2.75%
in payment (accrued after 5 April 2006)	**2.25%**	n/a
in deferment	**2.50%**	2.75%
In determining benefit obligations		
Discount rate	**5.20%**	5.10%
Rate of compensation increase	**3.70%**	3.50%
Rate of increase of pensions		
in payment (accrued before 6 April 2006)	**2.70%**	2.50%
in payment (accrued after 5 April 2006)	**2.25%**	n/a
in deferment	**2.70%**	2.50%
Further life expectancy at age 60		
Pensioner (male)	**26**	26
Pensioner (female)	**29**	29
Non-retired member (male)	**28**	28
Non-retired member (female)	**31**	31

The assets in the Plan at 30 September 2006 and 30 September 2005 and the expected rates of return were:

	AT 30 SEPTEMBER 2006			AT 30 SEPTEMBER 2005		
	LONG TERM RATE OF RETURN EXPECTED	**VALUE £m**	**ASSET ALLOCATION**	LONG TERM RATE OF RETURN EXPECTED	VALUE £m	ASSET ALLOCATION
Equities	**7.0%**	**32.7**	**74.5%**	7.0%	21.1	86.1%
Bonds	**4.3%**	**11.2**	**25.5%**	4.3%	3.3	13.5%
Other	**-**	**-**	**-**	4.0%	0.1	0.4%
Total market value of assets		**43.9**			24.5	
Present value of scheme liabilities		**(43.6)**			(39.1)	
Surplus / (deficit) in the scheme		**0.3**			(14.6)	

The rate of return expected on scheme assets is based on the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectations for future returns of each asset class.

The movement in the market value of the scheme assets during the year was as follows:

	2006 £m	2005 £m
At 1 October 2005	**24.5**	18.3
Movement in year		
Contributions by the Group	**17.2**	1.9
Contributions by scheme members	**0.4**	0.4
Benefits paid	**(0.8)**	(0.1)
Expected return on scheme assets	**2.2**	1.4
Actuarial gain	**0.4**	2.6
At 30 September 2006	**43.9**	24.5

The actual rate of return on scheme assets in the year ended 30 September 2006 was 11.4% (2005: 21.7%)

The movement in the present value of the scheme liabilities during the year was as follows:

	2006 £m	2005 £m
At 1 October 2005	**39.1**	32.6
Movement in year		
Current service cost	**1.9**	1.7
Past service costs	**-**	-
Contributions by scheme members	**0.4**	0.4
Benefits paid	**(0.8)**	(0.1)
Finance cost	**2.0**	1.9
Actuarial loss	**1.0**	2.6
At 30 September 2006	**43.6**	39.1

The agreed rate of employer contributions was 12.5% of gross salaries for participating employees until 31 March 2005, 38.4% from 1 April 2005 to 31 March 2006 and 24.5% of gross salaries for participating employees thereafter.

The contribution to the plan expected to be made by the Group in the year ending 30 September 2007 is £1.9m.

The amounts charged in the income statement in respect of the pension scheme are:

	2006 £m	2005 £m
Current service cost	**1.9**	1.7
Past service cost	**-**	-
Included within operating expenses (note 11)	**1.9**	1.7
Expected return on scheme assets (note 8)	**(2.2)**	(1.4)
Funding cost of scheme liability (note 9)	**2.0**	1.9
Total expense recognised in profit	**1.7**	2.2

27. RETIREMENT BENEFIT OBLIGATIONS (continued)

The five year history of experience adjustments on the scheme is as shown below:

	2006 £m	2005 £m	2004 £m	2003 £m	2002 £m
Fair value of scheme assets	**43.9**	24.5	18.3	15.5	12.0
Present value of scheme obligations	**(43.6)**	(39.1)	(32.6)	(22.0)	(18.5)
Surplus / (deficit) in the scheme	**0.3**	(14.6)	(14.3)	(6.5)	(6.5)
Experience adjustments on scheme assets:					
Amount (£m)	**0.4**	2.6	0.3	1.3	(3.5)
Percentage of scheme assets	**1%**	11%	1%	8%	(30)%
Experience adjustments on scheme liabilities:					
Amount (£m)	**-**	-	(1.7)	-	0.2
Percentage of scheme liabilities	**-**	-	(5)%	-	1%

In addition to the Group Pension Scheme, the Group operates a defined contribution (Stakeholder) pension scheme. Contributions made by the Group to this scheme in the year ended 30 September 2006 were £0.1m (2005: £0.0m).

28. INVESTMENT IN SUBSIDIARY UNDERTAKINGS

	SHARES IN GROUP COMPANIES £m	LOANS TO GROUP COMPANIES £m	LOANS TO ESOP TRUSTS £m	TOTAL £m
At 1 October 2004	243.3	113.8	12.3	369.4
Loans advanced	-	220.4	2.0	222.4
Loans repaid	-	(193.2)	-	(193.2)
Investment in shares	5.0	-	-	5.0
Provision movements	5.5	-	-	5.5
At 30 September 2005	253.8	141.0	14.3	409.1
Introduction of IAS 39	(52.5)	-	-	(52.5)
At 1 October 2005	201.3	141.0	14.3	356.6
Loans advanced	-	258.1	4.3	262.4
Loans repaid	-	(221.3)	(3.2)	(224.5)
Provision movements	(0.1)	-	-	(0.1)
	201.2	177.8	15.4	394.4

During the year ended 30 September 2006 the Company received £8.2m in dividend income from its subsidiaries (2005: £19.8m) and £7.8m of interest on loans to Group companies (2005: £4.0m).

The principal operating subsidiaries, and the nature of the Group's interest in them, are shown in note 29.

29. PRINCIPAL OPERATING SUBSIDIARIES

The financial year end of all of the Group's subsidiary companies is 30 September. They are all registered and operate in England and Wales.

Principal operating subsidiaries where the share capital is held within the Group comprise:

	HOLDING	PRINCIPAL ACTIVITY
Direct subsidiaries of The Paragon Group of Companies PLC		
Paragon Finance PLC	100%	Residential mortgages and asset administration
Mortgage Trust Limited	100%	Residential mortgages
Paragon Mortgages Limited	100%	Residential mortgages
Homeloans (No.4) PLC	100%	Residential mortgages
Paragon Vehicle Contracts Limited	100%	Vehicle fleet management
Paragon Car Finance Limited	100%	Vehicle finance
Paragon Personal Finance Limited	100%	Unsecured lending
Paragon Mortgages (No. 5) PLC	100%	Residential mortgages
Paragon Mortgages (No. 6) PLC	100%	Residential mortgages
Paragon Mortgages (No. 7) PLC	100%	Residential mortgages
Paragon Mortgages (No. 8) PLC	100%	Residential mortgages
Paragon Mortgages (No. 9) PLC	100%	Residential mortgages
Paragon Mortgages (No. 10) PLC	100%	Residential mortgages
Paragon Mortgages (No. 11) PLC	100%	Residential mortgages
Paragon Mortgages (No. 12) PLC	100%	Residential mortgages
Paragon Loan Finance (No. 1) PLC	100%	Loan and vehicle finance
Paragon Loan Finance (No. 2) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 2) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 3) PLC	100%	Loan and vehicle finance
Paragon Secured Finance (No. 1) PLC	100%	Loan finance
Subsidiary of Paragon Mortgages Limited		
Paragon Second Funding Limited	100%	Residential mortgages and loan and vehicle finance
Subsidiaries of Mortgage Trust Limited		
Mortgage Trust Services plc	100%	Residential mortgages and asset administration
First Flexible No. 6 PLC	74%	Residential mortgages
Subsidiaries of Mortgage Trust Services plc		
TMC Tattenham No. 1 PLC	100%	Residential mortgages
TMC Tattenham No. 2 PLC	100%	Residential mortgages

The holdings shown above are those held by the Group. These are the same as those held by the Company, except that The Paragon Group of Companies PLC holds only 74% of the share capital of Paragon Mortgages (No. 8) PLC, Paragon Mortgages (No. 9) PLC, Paragon Mortgages (No. 10) PLC, Paragon Mortgages (No. 11) PLC and Paragon Mortgages (No. 12) PLC, the remainder being held by other group companies.

29. PRINCIPAL OPERATING SUBSIDIARIES (continued)

The issued share capital of all subsidiaries consists of ordinary share capital, except that Homeloans (No. 4) PLC and First Flexible No. 6 PLC have additional preference share capital held by the Group.

The minority interest in First Flexible No. 6 PLC is not material.

In addition, prior to its acquisition by the Group, certain loans originated by Mortgage Trust Limited had been sold to special purpose entity companies, ultimately beneficially owned by charitable trusts, which had raised non-recourse finance to fund these purchases. The Group is considered to control these entities, as defined by SIC-12 'Special Purpose Entities' and hence they are considered to be subsidiaries of the Group.

The companies party to these arrangements are:

	PRINCIPAL ACTIVITY
Arianty No. 1 plc	Residential mortgages
First Flexible No. 1 plc	Residential mortgages
First Flexible No. 2 plc	Residential mortgages
First Flexible No. 3 plc	Residential mortgages
First Flexible No. 4 plc	Residential mortgages
First Flexible No. 5 plc	Residential mortgages
Mortgage Funding Corporation plc	Residential mortgages

30. TAX ASSETS

	THE GROUP		THE COMPANY	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Deferred tax (note 31)	**33.5**	4.6	-	-
Other tax balances	**0.1**	1.1	-	1.9
	33.6	5.7	-	1.9

31. DEFERRED TAX

The movements in the net deferred tax asset are as follows:

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Net asset at 1 October 2005	**3.9**	2.4	-	-
Adoption of IAS 32 and IAS 39	**30.9**	-	-	-
Income statement (charge) / credit	**(7.2)**	1.5	-	-
Credit to equity	**5.9**	-	-	-
Net asset at 30 September 2006	**33.5**	3.9	-	-

The net deferred tax asset for which provision has been made is analysed as follows:

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Accelerated tax depreciation	**2.4**	2.4	-	-
Retirement benefit obligations	**3.3**	4.4	-	-
Impairment and other provisions	**21.2**	-	-	-
Other timing differences	**6.6**	(2.9)	-	-
Net deferred tax asset	**33.5**	3.9	-	-

Certain deferred tax assets and liabilities have been offset. The balances above are analysed as follows:

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Deferred tax assets	**33.5**	4.6	-	-
Deferred tax liabilities	**-**	(0.7)	-	-
Net deferred tax asset	**33.5**	3.9	-	-

32. OTHER RECEIVABLES

	THE GROUP		THE COMPANY	
	2006 **£m**	2005 £m	**2006** **£m**	2005 £m
Current assets				
Amounts owed by Group companies	**-**	-	**65.5**	59.8
Other debtors	**3.8**	6.1	**-**	-
Prepayments and accrued income	**2.5**	0.5	**-**	-
	6.3	6.6	**65.5**	59.8

The fair values of the above items are not considered to be materially different to their carrying values.

33. CASH AND CASH EQUIVALENTS

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the warehouse facilities and the securitisations. Included within 'Cash and Cash Equivalents' at 30 September 2006 is £601.2m subject to such restrictions (2005: £410.5m).

'Cash and Cash Equivalents' also includes £0.9m (2005: £1.7m) held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

Cash and Cash Equivalents includes current bank balances and fixed rate sterling term deposits with London banks.

34. CALLED-UP SHARE CAPITAL

	2006 **£m**	2005 £m
Authorised:		
175,000,000 (2005: 175,000,000) ordinary shares of 10p each	**17.5**	17.5
Allotted and paid-up:		
121,452,366 (2005: 120,762,342) ordinary shares of 10p each	**12.1**	12.1

Movements in the issued share capital in the year were:

	2006 **NUMBER**	2005 NUMBER
Ordinary shares of 10p each		
At 1 October 2005	**120,762,342**	119,891,708
Shares issued in respect of share option schemes	**690,024**	870,634
At 30 September 2006	**121,452,366**	120,762,342

35. RESERVES

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Share premium account (note 36)	**71.4**	70.2	**71.4**	70.2
Merger reserve (note 37)	**(70.2)**	(70.2)	**(23.7)**	(23.7)
Cash flow hedging reserve (note 38)	**(1.5)**	-	**-**	-
Profit and loss account (note 39)	**314.9**	323.5	**114.5**	181.7
	314.6	323.5	**162.2**	228.2

36. SHARE PREMIUM ACCOUNT

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Balance at 1 October 2005	**70.2**	68.8	**70.2**	68.8
Share options exercised	**1.2**	1.4	**1.2**	1.4
Balance at 30 September 2006	**71.4**	70.2	**71.4**	70.2

37. MERGER RESERVE

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Balance at 1 October 2005	**(70.2)**	(70.2)	**(23.7)**	(23.7)
Balance at 30 September 2006	**(70.2)**	(70.2)	**(23.7)**	(23.7)

38. CASH FLOW HEDGING RESERVE

	THE GROUP	
	2006	2005
	£m	£m
Balance at 1 October 2005		
As originally reported	**-**	-
Adoption of IAS 32 and 39	**(2.6)**	-
	(2.6)	-
Movement in fair value of hedging derivatives	**1.1**	-
Balance at 30 September 2006	**(1.5)**	-

39. PROFIT AND LOSS ACCOUNT

	THE GROUP 2006 £m	THE GROUP 2005 £m	THE COMPANY 2006 £m	THE COMPANY 2005 £m
Balance at 1 October 2005				
As previously stated	**323.5**	276.7	**181.7**	178.0
Adoption of IAS 32 and 39	**(69.9)**	-	**(52.5)**	-
	253.6	276.7	**129.2**	178.0
Dividends paid (note 40)	**(16.0)**	(12.4)	**(16.8)**	(13.0)
Share options exercised	**(0.6)**	0.8	**-**	-
Charge for share based remuneration	**0.6**	2.6	**0.6**	2.6
Tax on share based remuneration	**8.9**	-	**-**	-
Actuarial (loss) / gain on retirement obligation	**(0.4)**	-	**-**	-
Profit for the year	**68.8**	55.8	**1.5**	14.1
Balance at 30 September 2006	**314.9**	323.5	**114.5**	181.7

40. EQUITY DIVIDEND

Amounts recognised as distributions to equity shareholders in the period:

	2006 PER SHARE	2005 PER SHARE	2006 £m	2005 £m
Equity dividends on ordinary shares				
Final dividend for the year ended 30 September 2005	**7.4p**	5.7p	**8.4**	6.5
Interim dividend for the year ended 30 September 2006	**6.9p**	5.2p	**7.6**	5.9
	14.3p	10.9p	**16.0**	12.4

Amounts paid and proposed in respect of the year:

	2006 PER SHARE	2005 PER SHARE	2006 £m	2005 £m
Interim dividend for the year ended 30 September 2006	**6.9p**	5.2p	**7.6**	5.9
Proposed final dividend for the year ended 30 September 2006	**10.1p**	7.4p	**12.3**	8.4
	17.0p	12.6p	**19.9**	14.3

The proposed final dividend is subject to approval by the shareholders at the Annual General Meeting and will be recognised in the accounts when it has been approved.

41. OWN SHARES

	THE GROUP		THE COMPANY	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Treasury shares				
At 1 October 2005	**8.3**	-	**8.3**	-
Shares purchased	**23.1**	8.3	**23.1**	8.3
At 30 September 2006	**31.4**	8.3	**31.4**	8.3
ESOP shares				
At 1 October 2005	**14.5**	12.3	-	-
Shares purchased	**4.3**	4.1	-	-
Options exercised	**(2.5)**	(1.9)	-	-
At 30 September 2006	**16.3**	14.5	-	-
Balance at 30 September 2006	**47.7**	22.8	**31.4**	8.3

At 30 September 2006 the number of the Company's own shares held in treasury was 5,244,000 (2005: 1,790,000). These shares had a nominal value of £524,400 (2005: £179,000). The dividends on these shares have been waived.

The ESOP shares are held in trust for the benefit of employees exercising their options under the Company's share option schemes and awards under the Paragon Performance Share Plan, Matching Share Plan and Deferred Bonus Scheme. The trustees' costs are included in the operating expenses of the Group. At 30 September 2006, the trusts held 5,028,353 shares (2005: 5,994,552) with a nominal value of £502,835 (2005: £599,455) and a market value of £33,891,099 (2005: £31,831,071). Options, or other share-based awards, were outstanding against 4,851,712 of these shares at 30 September 2006 (2005: 5,952,101). The dividends on 629,909 of these shares have been waived (2005: none).

42. FINANCIAL LIABILITIES

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Current liabilities				
Finance lease liability	**0.4**	0.4	**0.4**	0.4
Bank loans and overdrafts	**127.6**	0.5	**-**	-
	128.0	0.9	**0.4**	0.4
Non-current liabilities				
Asset backed loan notes	**7,057.7**	5,530.0	**-**	-
Corporate bond	**117.9**	118.2	**117.9**	118.2
Finance lease liability	**13.9**	14.3	**13.9**	14.3
Bank loans and overdrafts	**1,267.9**	1,022.3	**-**	-
Derivative financial instruments	**162.3**	-	**0.4**	-
	8,619.7	6,684.8	**132.2**	132.5

A maturity analysis of the above borrowings and further details of asset backed loan notes and bank loans are given in note 43.

Further details of finance lease liabilities are given in note 44 and further details of derivative financial instruments are given in note 26.

43. BORROWINGS

Set out below is the maturity profile of the Group's borrowings at 30 September 2006 and 30 September 2005:

	FINANCIAL LIABILITIES FALLING DUE:				**2006**	FINANCIAL LIABILITIES FALLING DUE:				2005
	IN ONE YEAR OR LESS, OR ON DEMAND	IN MORE THAN ONE YEAR, BUT NOT MORE THAN TWO YEARS	IN MORE THAN TWO YEARS, BUT NOT MORE THAN FIVE YEARS	IN MORE THAN FIVE YEARS	**TOTAL**	IN ONE YEAR OR LESS, OR ON DEMAND	IN MORE THAN ONE YEAR, BUT NOT MORE THAN TWO YEARS	IN MORE THAN TWO YEARS, BUT NOT MORE THAN FIVE YEARS	IN MORE THAN FIVE YEARS	TOTAL
	£m	£m	£m	£m	**£m**	£m	£m	£m	£m	£m
Bank overdrafts	0.4	-	-	-	**0.4**	0.5	-	-	-	0.5
Bank loans	127.2	149.6	7.0	1,111.3	**1,395.1**	-	31.8	77.3	913.2	1,022.3
Corporate bond	-	-	-	117.9	**117.9**	-	-	-	118.2	118.2
Asset backed loan notes	-	-	-	7,057.7	**7,057.7**	-	-	-	5,530.0	5,530.0
	127.6	149.6	7.0	8,286.9	**8,571.1**	0.5	31.8	77.3	6,561.4	6,671.0

The fair values of borrowings are not considered to be significantly different to their carrying values and the effective interest rates are not materially different to the rates charged.

(a) Asset backed loan notes

The asset backed loan notes are secured on portfolios comprising variable and fixed rate mortgages or personal, retail and car loans, and are redeemable in part from time to time, but such redemptions are limited to the net capital received from borrowers in respect of the underlying assets. There is no requirement for the Group to make good any shortfall out of general funds. The maturity date of the notes matches the maturity date of the underlying assets. It is likely that a substantial proportion of these notes will be repaid within five years.

In each issue there exists an option for the Group to repay the all of the notes at an earlier date, at the outstanding principal amount.

Interest is payable at a fixed margin above;

- the London Interbank Offered Rate ('LIBOR') on notes denominated in sterling;
- the Euro Interbank Offered Rate ('EURIBOR') on notes denominated in euros; and
- the London Interbank Offered Rate ('US Dollar LIBOR') on notes denominated in US dollars.

All payments in respect of the notes are required to be made in the currency in which they are denominated.

43. BORROWINGS (continued)

Notes in issue at 30 September 2006 and 30 September 2005 were:

ISSUER	MATURITY DATE	CALL DATE	PRINCIPAL OUTSTANDING		AVERAGE INTEREST MARGIN	
			2006	2005	**2006**	2005
Sterling notes			**£m**	£m	**%**	%
Paragon Mortgages (No. 5) PLC	15/12/41	07/06/06	**-**	211.3	**-**	0.43
Paragon Mortgages (No. 6) PLC	15/09/38	15/09/06	**-**	230.6	**-**	0.36
Paragon Mortgages (No. 7) PLC	15/05/43	15/05/08	**163.0**	190.9	**0.21**	0.21
Paragon Mortgages (No. 8) PLC	15/04/44	15/10/08	**389.5**	409.9	**0.26**	0.25
Paragon Mortgages (No. 9) PLC	15/05/41	15/05/09	**315.0**	356.0	**0.18**	0.18
Paragon Mortgages (No. 10) PLC	15/06/41	15/12/09	**187.5**	-	**0.28**	-
Paragon Mortgages (No. 11) PLC	15/10/41	15/04/10	**162.2**	-	**0.13**	-
Paragon Mortgages (No. 12) PLC	15/11/38	15/08/10	**187.0**	-	**0.16**	-
Homeloans (No. 4) PLC	15/09/28	15/06/05	**-**	82.6	**-**	0.57
First Flexible No. 1 PLC	30/11/31	30/10/05	**48.3**	75.6	**0.57**	0.48
First Flexible No. 2 PLC	01/06/32	01/07/06	**-**	179.4	**-**	0.35
First Flexible No. 3 PLC	01/06/34	01/11/06	**114.7**	192.2	**0.47**	0.39
First Flexible No. 4 PLC	01/07/36	01/07/08	**207.6**	276.5	**0.40**	0.37
First Flexible No. 5 PLC	01/06/34	01/07/09	**223.9**	316.0	**0.36**	0.32
First Flexible No. 6 PLC	01/12/35	01/03/08	**182.9**	249.6	**0.45**	0.41
Paragon Personal and Auto Finance (No. 3) PLC	15/04/36	15/04/09	**204.5**	204.5	**0.34**	0.34
Paragon Secured Finance (No. 1) PLC	15/11/35	15/11/08	**300.0**	300.0	**0.35**	0.35
US dollar notes			**$m**	$m	**%**	%
Paragon Mortgages (No. 6) PLC	15/09/38	15/09/06	**-**	340.0	**-**	0.43
Paragon Mortgages (No. 7) PLC	15/05/43	15/05/08	**417.1**	472.9	**0.31**	0.30
Paragon Mortgages (No. 9) PLC	15/05/41	15/05/09	**52.8**	60.0	**0.18**	0.18
Paragon Mortgages (No. 10) PLC	15/06/41	15/12/09	**1,030.2**	-	**(0.02)**	-
Paragon Mortgages (No. 11) PLC	15/10/41	15/04/10	**963.6**	-	**(0.01)**	-
Paragon Mortgages (No. 12) PLC	15/11/38	15/08/10	**1,811.0**	-	**0.00**	-
First Flexible No. 6 PLC	01/12/35	01/03/08	**40.0**	58.4	**0.28**	0.28
Euro notes			**€m**	€m	**%**	%
Paragon Mortgages (No. 6) PLC	15/09/38	15/09/06	**-**	259.0	**-**	0.59
Paragon Mortgages (No. 7) PLC	15/05/43	15/05/08	**436.8**	498.8	**0.29**	0.28
Paragon Mortgages (No. 8) PLC	15/04/44	15/10/08	**631.6**	766.4	**0.19**	0.18
Paragon Mortgages (No. 9) PLC	15/05/41	15/05/09	**408.4**	450.5	**0.24**	0.23
Paragon Mortgages (No. 10) PLC	15/06/41	15/12/09	**269.0**	-	**0.20**	-
Paragon Mortgages (No. 11) PLC	15/10/41	15/04/10	**384.8**	-	**0.22**	-
Paragon Mortgages (No. 12) PLC	15/11/38	15/08/10	**477.0**	-	**0.22**	-
First Flexible No. 6 PLC	01/12/35	01/03/08	**119.9**	169.7	**0.38**	0.35
Paragon Personal and Auto Finance (No. 3) PLC	15/04/36	15/04/09	**358.0**	358.0	**0.32**	0.32

During the year, Group companies issued £3,500.6m (2005: £1,700.0m) of mortgage backed floating rate notes at par and £nil (2005: £750.0m) of asset backed floating rate notes at par.

(b) Bank borrowings

During the year ended 30 September 2006 the Group had the following sterling borrowing facilities:

ISSUER		AVAILABLE FACILITY		PRINCIPAL OUTSTANDING		CARRYING VALUE	
		2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
(i)	Paragon Finance PLC	**280.0**	280.0	**150.0**	72.0	**149.6**	71.3
(ii)	Paragon Second Funding Limited	**2,325.0**	1,425.0	**1,112.0**	897.0	**1,110.8**	895.8
(iii)	Paragon Mortgages (No. 14) PLC	**0.5**	16.6	**0.5**	16.6	**0.5**	16.4
(iv)	Herbert (5) PLC	-	1.0	-	1.0	-	1.0
(v)	Arianty No. 1 PLC	**10.0**	60.0	**7.0**	6.0	**7.0**	6.0
(vi)	Mortgage Funding Corporation PLC	**134.5**	55.0	**127.3**	31.7	**127.2**	31.8
		2,750.0	1,837.6	**1,396.8**	1,024.3	**1,395.1**	1,022.3

i. The Company and Paragon Finance have a committed corporate syndicated sterling bank facility used to provide working capital for the Group. This facility falls due for repayment on 27 February 2008, but may be repaid and redrawn from time to time. The facility is secured by a fixed and floating charge over the assets of the Company, Paragon Finance PLC and certain other Group companies.

ii. Assets are typically securitised within twelve months of origination. Until that point new loans are funded by a bank facility (the 'warehouse facility'). This is drawn down to fund completions and repaid when assets are securitised.

    This is currently provided by a committed sterling facility provided to Paragon Second Funding Limited by a consortium of banks. This facility is secured on all the assets of Paragon Second Funding Limited, Paragon Car Finance Limited and Paragon Personal Finance Limited. This facility remains available for further drawings until 29 February 2008 and although its final repayment date is 28 February 2050 it is likely that substantial repayments will be made within the next five years.

iii. In connection with the acquisition of Mortgage Trust the Group, through Paragon Mortgages (No. 14) PLC, entered into a bank loan secured against cashflows generated by certain of the acquired assets. Interest is payable on this loan at a rate of 1.35% above LIBOR. This loan is repayable only out of cash receipts generated by these assets and there is no further recourse to the Group. This facility was repaid in full on 10 October 2006.

iv. The Group was party to an arrangement, made through Herbert (5) PLC, whereby the Group received monies from a UK bank in return for the right to receive certain future cash flows from a securitised portfolio. The commercial effect of this transaction was that of a bank loan, secured on the assets of the portfolio concerned, but subordinated to the asset backed loan notes. Payments on this facility were made out of receipts from borrowers in the same way as for the asset backed loan notes. This borrowing was settled in full in the year.

v. The committed sterling bank facility provided to Arianty No. 1 PLC is secured on all the assets of that company. At the year end the facility remained available for further drawings until 8 November 2006. This was renewed for a further year and may be further renewed on an annual basis. Repayment of the loan is due two years after it ceases to be available for further drawings.

vi. Assets originated by Mortgage Funding Corporation PLC are funded by a committed sterling bank facility. This facility is secured on all the assets of that company. The facility was increased and extended during the year and is now repayable on 31 March 2007.

43. BORROWINGS (continued)

As with the asset backed loan notes, repayments of all of these facilities, other than the Paragon Finance facility, before the final repayment date are restricted to the amount of principal cash realised from the funded assets.

The Group additionally has entered into £108.5m (2005: £215.0m) of sterling revolving credit facilities to fund, where necessary, the purchase of mortgage redraws in certain subsidiary companies. At 30 September 2006 £nil (2005: £nil) had been drawn down under these facilities.

Interest on the bank facilities is payable monthly in sterling at various rates between 0.20% and 1.35% above LIBOR. The weighted average margin above LIBOR on bank borrowings at 30 September 2006 was 0.23% (2005: 0.39%).

The undrawn amounts on these bank facilities at 30 September 2005, required to be disclosed under UK GAAP are set out below.

	2005 £m
Undrawn committed facilities for which repayment would fall due:	
In one year or less	23.3
In more than one year but not more than two years	54.0
In more than two years	636.0
	713.3

(c) Corporate bond

On 20 April 2005 the Company issued £120.0m of 7% Callable Subordinated Notes at an issue price of 99.347% to provide long term capital for the Group. These bonds bear interest at a fixed rate of 7% per annum and are repayable on 20 April 2017, but may be repaid on 20 April 2012 at the Company's option. They are unsecured and subordinated to any other creditors of the Company. At 30 September 2006 £117.9m (2005: £118.2m) was included within financial liabilities in respect of these bonds.

44. OBLIGATIONS UNDER FINANCE LEASES

The finance lease obligations recorded in the accounts arise from a sale and leaseback transaction of the Group's former head office building in 1997 which falls to be treated as a finance lease under IAS 17 - 'Leases'. The lease expires in 2019 and is subject to five yearly rent reviews, with guaranteed minimum rent increases.

Obligations under this lease are:

	MINIMUM LEASE PAYMENTS		PRESENT VALUE OF MINIMUM LEASE PAYMENTS	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Amounts payable under finance leases				
Within one year	**1.7**	1.7	**0.4**	0.4
Within two to five years	**7.6**	7.3	**3.0**	2.5
After five years	**15.1**	17.1	**10.9**	11.8
	24.4	26.1		
Less: future finance charges	**(10.1)**	(11.4)		
Present value of lease obligations	**14.3**	14.7	**14.3**	14.7

The fair value of the lease obligation is not considered to be materially different to the present value of the future obligations shown above. The interest rate implicit in the lease is 9.13% (2005: 9.13%).

At 30 September 2006 the minimum amount of payments expected to be received in respect of non-cancellable sub-leases in respect of this building was £7,400,000 (2005: £5,500,000).

45. CURRENT TAX LIABILITIES

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
UK Corporation Tax	**1.4**	12.9	**1.0**	-
	1.4	12.9	**1.0**	-

46. PROVISIONS

	2006 £m	2005 £m
Provision at 1 October 2005	**2.1**	3.5
Created in year	**2.1**	-
Current year charge	**1.1**	0.4
Utilised in the year	**(0.9)**	(1.2)
Released in the year	**-**	(0.6)
Provision at 30 September 2006	**4.4**	2.1
Included in current liabilities	**0.7**	-
Included in non-current liabilities	**3.7**	2.1
	4.4	2.1

Provisions include committed future lease costs for properties no longer occupied by the Group and costs associated with the decision to relocate certain of the operations of Mortgage Trust to the Group's head office. The relocation provision had reduced to zero at 30 September 2005, the other provisions are expected to be utilised within five years.

47. OTHER LIABILITIES

	THE GROUP		THE COMPANY	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Current liabilities				
Amounts owed to Group companies	**-**	-	**187.9**	111.0
Accruals	**78.2**	59.9	**4.5**	4.6
	78.2	59.9	**192.4**	115.6
Non-current liabilities				
Accruals	**5.9**	2.7	**1.5**	1.6
	5.9	2.7	**1.5**	1.6

48. NET CASH FLOW FROM OPERATING ACTIVITIES

(a) The Group

	2006 £m	2005 £m
Profit before tax	**82.8**	71.8
Non-cash items included in profit and other adjustments:		
Depreciation of property, plant and equipment	**3.5**	3.8
Amortisation of intangible assets	**0.2**	0.2
Non-cash movements on borrowings	**(114.0)**	7.4
Impairment losses on loans to customers	**47.8**	15.9
Charge for share based remuneration	**0.6**	2.6
Profit on sale of subsidiary	**-**	(0.9)
Net (increase) / decrease in operating assets:		
Loans to customers	**(1,951.2)**	(594.4)
Derivative financial instruments	**3.6**	-
Fair value of portfolio hedges	**14.0**	-
Other receivables	**(2.3)**	1.0
Net increase / (decrease) in operating liabilities:		
Derivative financial instruments	**100.9**	-
Other liabilities	**5.5**	4.1
Cash (utilised) by operations	**(1,808.6)**	(488.5)
Income taxes paid	**(15.4)**	(12.2)
	(1,824.0)	(500.7)

48. NET CASH FLOW FROM OPERATING ACTIVITIES (continued)

(b) The Company

	2006 £m	2005 £m
Profit / (loss) before tax	**(3.9)**	10.9
Non-cash items included in profit and other adjustments:		
Depreciation of property, plant and equipment	**0.8**	0.9
Non-cash movements on borrowings	**(2.8)**	0.2
Impairment losses on investments in subsidiaries	**1.1**	(5.8)
Charge for share based remuneration	**0.6**	2.6
Profit on sale of subsidiary	**-**	(2.0)
Net (increase) / decrease in operating assets:		
Derivative financial instruments	**2.5**	-
Other receivables	**(5.7)**	(8.4)
Net increase / (decrease) in operating liabilities:		
Derivative financial instruments	**0.4**	-
Other liabilities	**76.7**	(66.9)
Cash generated / (utilised) by operations	**69.7**	(68.5)
Income taxes paid	**8.3**	2.7
	78.0	(65.8)

49. NET CASH FLOW FROM INVESTING ACTIVITIES

	THE GROUP		THE COMPANY	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Proceeds on disposal of property, plant and equipment	**1.2**	1.6	**-**	-
Purchases of property, plant and equipment	**(5.2)**	(3.7)	**-**	-
Purchases of intangible assets	**(0.5)**	(0.2)	**-**	-
Acquisition of subsidiary undertakings net of cash acquired (note 51)	**3.1**	-	**-**	-
Investment in subsidiary undertakings	**-**	-	**(38.9)**	(34.2)
Sale of subsidiary undertaking	**-**	2.0	**-**	2.0
Net cash (utilised) by investing activities	**(1.4)**	(0.3)	**(38.9)**	(32.2)

50. NET CASH FLOW FROM FINANCING ACTIVITIES

	THE GROUP		THE COMPANY	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Dividends paid	**(16.0)**	(12.4)	**(16.8)**	(13.0)
Issue of corporate bond	**-**	118.0	**-**	118.0
Issue of asset backed floating rate notes	**3,493.6**	2,444.7	**-**	-
Repayment of asset backed floating rate notes	**(1,906.6)**	(2,102.1)	**-**	-
Capital element of finance lease payments	**(0.4)**	(0.3)	**(0.4)**	(0.3)
Movement on bank facilities	**371.5**	90.6	**-**	-
Purchase of shares	**(27.4)**	(12.4)	**(23.1)**	(8.3)
Exercise of options under ESOP scheme	**1.9**	1.5	**-**	-
Exercise of other share options	**1.2**	2.7	**1.2**	1.5
Net cash generated / (utilised) by financing activities	**1,917.8**	530.3	**(39.1)**	97.9

51. PURCHASE OF SUBSIDIARY UNDERTAKINGS

During the period the Group acquired TMC Tattenham No. 1 PLC and TMC Tattenham No. 2 PLC. This acquisition did not meet the definition of a business combination set out in IFRS 3 - 'Business Combinations', hence the disclosures required by that standard are not given.

The fair values of the assets acquired and the liabilities assumed were as follows:

	2006
	£m
Loans to customers	**91.0**
Other debtors	**-**
Cash	**6.0**
Borrowings	**(89.6)**
Other creditors	**(4.5)**
Total cash consideration	**2.9**
Less: cash acquired	**(6.0)**
Cash flow on acquisition less cash acquired	**(3.1)**

52. OPERATING LEASE ARRANGEMENTS

(a) As lessee

	THE GROUP		THE COMPANY	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Minimum lease payments under operating leases recognised in income for the year	**3.5**	3.5	**0.3**	0.3

At 30 September 2006 the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	THE GROUP		THE COMPANY	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Amounts falling due:				
Within one year	**3.4**	3.5	**0.3**	0.3
Between two and five years	**12.7**	13.4	**1.0**	1.0
After more than five years	**12.4**	15.0	**1.9**	2.1
	28.5	31.9	**3.2**	3.4

Operating lease payments represent rents payable by the Group is respect of certain of its office premises and amounts attributed to land rent under the finance lease described in note 44. The average term of the current leases is 15 years (2005: 15 years) with rents subject to review every five years.

(b) As lessor

Certain of the Group's office premises which are not currently required by the Group have been sub-let. Rental income from these premises during the year ended 30 September 2006 was:

	THE GROUP		THE COMPANY	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Rental income	**1.8**	1.8	**1.8**	1.8

At 30 September 2006 the Group had received outstanding commitments from tenants for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	THE GROUP		THE COMPANY	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Amounts receivable:				
Within one year	**1.9**	1.8	**1.8**	1.8
Between two and five years	**6.1**	4.0	**5.3**	3.7
After more than five years	**0.3**	-	**0.3**	-
	8.3	5.8	**7.4**	5.5

53. CAPITAL COMMITMENTS

There were no capital commitments (2005: £nil) contracted but not provided for.

54. RELATED PARTY TRANSACTIONS

The Group had no transactions with related parties other than the key management compensation disclosed in note 12.

During the year the parent company entered into transactions with its subsidiaries, which are related parties. Management services were provided to the Company by one of its subsidiaries and the Company granted awards under the share based payment arrangements described in note 13 to employees of subsidiary undertakings.

Details of the Company's investments in subsidiaries and the income derived from them are shown in note 28.

Outstanding current account balances with subsidiaries are shown in notes 32 and 47.

During the year the Company incurred interest costs of £11.0m in respect of borrowings from its subsidiaries (2005: £10.6m).

55. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 26 October 2006 the Group issued £1,500.2m of Mortgage Backed Floating Rate Notes through a subsidiary company, Paragon Mortgages (No. 13) PLC, to refinance existing borrowings. The Notes were denominated in sterling, US dollars and euros.

56. TRANSITION TO INTERNATIONAL.FINANCIAL REPORTING STANDARDS

The Group reported under UK GAAP in its previous financial statements for the year ended 30 September 2005. The analysis below shows a reconciliation of total equity for the Group and the Company at 1 October 2004 (the date of transition to IFRS), 30 September 2005 (the date of the last financial statements prepared under UK GAAP) and 1 October 2005 (the date of adoption of IAS 32 and IAS 39), and of the profit after tax of the Group and the Company for the year ended 30 September 2005, between the figures already reported under UK GAAP to those on an IFRS basis.

The cash flow statements have also been restated to comply with the requirements of IAS 7 - 'Cash Flow Statements'. These changes represent the re-classification of balances only, the principal difference being the classification of the movement in loans to customers as an operating, rather than an investing cash flow.

56. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of total equity

(a) The Group

	1 OCTOBER 2005 £m	30 SEPTEMBER 2005 £m	1 OCTOBER 2004 £m
Total equity under UK GAAP	308.0	308.0	268.4
(i) Goodwill	9.9	9.9	14.0
(iii) Pension scheme	(10.2)	(10.2)	(10.0)
(iv) Dividend	8.8	8.8	6.8
(v) Share based payment	1.4	1.4	0.5
(vi) Leases	(5.1)	(5.1)	(4.7)
(viii) Effective interest rate	2.2	-	-
(ix) Impairment	(70.6)	-	-
(x) Derivative financial instruments	(4.1)	-	-
Total equity under IFRS	240.3	312.8	275.0

(b) The Company

	1 OCTOBER 2005 £m	30 SEPTEMBER 2005 £m	1 OCTOBER 2004 £m
Total equity under UK GAAP	317.9	317.9	282.4
(ii) Investments	(103.5)	(103.5)	(61.6)
(iv) Dividend	8.8	8.8	6.8
(v) Share based payment	1.3	1.3	0.4
(vi) Leases	(5.1)	(5.1)	(4.7)
(vii) Consolidation	12.6	12.6	11.8
(ix) Impairment	(52.5)	-	-
Total equity under IFRS	179.5	232.0	235.1

Reconciliation of profit for the year ended 30 September 2005

	THE GROUP		THE COMPANY
	PROFIT BEFORE TAX £m	PROFIT AFTER TAX £m	PROFIT AFTER TAX £m
Profit under UK GAAP	76.8	60.7	19.0
(i) Goodwill	(4.1)	(4.1)	-
(ii) Investments	-	-	(4.5)
(iii) Pension scheme	(0.3)	(0.2)	-
(iv) Dividend	-	-	-
(v) Share based payment	(0.2)	(0.2)	-
(vi) Leases	(0.4)	(0.4)	(0.4)
Profit under IFRS	71.8	55.8	14.1

Explanation of adjustments

(i) Goodwill

IFRS does not recognise the concept of negative goodwill. It therefore requires that any excess of the fair value of assets acquired over the fair value of consideration in an acquisition is written off immediately. Under UK GAAP the Group had carried a negative goodwill balance, which arose on the acquisition of Mortgage Trust in 2003, on its balance sheet which has therefore been released through opening reserves on transition to IFRS. The amortisation of this goodwill is deducted from the UK GAAP profit.

(ii) Investments

Under UK GAAP the Company's investments in its subsidiaries were valued at their net asset value in the Company's separate financial statements. Under IAS 27 this treatment is no longer permissible and these investments are valued at cost less impairment.

(iii) Pension scheme

IAS 19 - 'Employee benefits' requires that the surplus or deficit on the Group's defined benefit pension scheme be carried as an asset or liability on the balance sheet. The Group has elected to adopt the provisions of the standard allowing actuarial gains or losses on the scheme to be recognised directly in equity and shown in the Statement of Recognised Income and Expenditure.

Using this option, the accounting required by the international standard is very similar to that required by FRS 17 under UK GAAP. Disclosures relating to this calculation have been made in the Group accounts since 2001.

The adjustment shown in the opening Group balance sheet represents the recognition of the pension scheme deficit at 30 September 2004 of £14.3m and the associated deferred tax asset of £4.3m, producing a reduction in reserves of £10.0m.

The effect on the profit and loss account represents the reversal of the charge under SSAP 24 and its replacement with the charge required by IAS 19. A related tax credit has also been recognised. No actuarial gain or loss arose in the year ended 30 September 2005.

(iv) Dividend

Under IAS 10 - 'Events After the Balance Sheet Date', proposed dividends are not reflected in the accounts until approved by the shareholders at the Annual General Meeting, whereas under UK GAAP such amounts were normally accrued in the period to which they relate.

The final dividend for the year ended 30 September 2004, which was approved at the Annual General Meeting on 9 February 2005, has been added back to opening reserves at 1 October 2004 and accounted for in the year ended 30 September 2005. The final dividend proposed for the year ended 30 September 2005 has been added back to closing reserves and has been accounted for in the year ended 30 September 2006.

(v) Share based payment

Under IFRS 2 the Group recognises an expense in respect of share options granted under the Sharesave scheme in the same way as such expenses are recognised for the other share-based remuneration arrangements, the UK GAAP accounting for which was already in accordance with the International Standard.

56. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(vi) Leases

The provisions for determining whether a lease should accounted for as a finance lease under IFRS are different from those under UK GAAP. Consequently the sale and lease-back transaction on the Group's former freehold property in Solihull falls to be treated as a finance lease under IFRS.

This requires the building to be re-instated in fixed assets, a finance lease creditor to be recognised, and the £2.5m profit on sale to be spread over the lease term. No deferred tax is provided on this adjustment as the potential deferred tax arose from the initial recognition of the property asset and the associated lease creditor.

This change reduces profit for the year ended 30 September 2005 by £0.4m, as a result of the charging of finance lease interest and depreciation rather than the rent payable. The annual impact of this change will reduce in future periods.

(vii) Consolidation

Under UK GAAP the ESOP Trusts operated by the Group were treated as forming part of the parent company and were thus included in its individual financial statements. Under IFRS the Trusts are, by definition, subsidiary undertakings and are therefore accounted for in the parent company's individual financial statements at cost.

(viii) Effective interest rate

Under IAS 39, the Group's loan assets are required to be accounted for on the 'amortised cost' basis. This requires that, for all loan assets other than those arising from hire purchase agreements, revenue be recognised on a constant basis over the estimated actual (not contractual) life of the loan, taking into account all costs and fees attributable to the loan, in the same way that all these factors would be taken into account in determining an investment return for a product. The rate at which income is recognised is referred to as the 'Effective Interest Rate' ('EIR'). The revenue stream includes estimated early redemption penalties.

For the Group this means that costs such as commissions and other external (but not internal) fees paid are spread across the expected life of the loan, income such as up front fees is spread on a similar basis and the effect of discounts offered is spread over the expected life of the loan rather than the discount period. Similarly where fees or penalties are payable at the point of settlement, these also are required to be estimated and included in the EIR calculation. For items such as commissions, which were already spread under the Group's UK GAAP accounting policies, the new basis involves a change in the period over which they are spread, but for completion fees and similar items the income is deferred rather than being taken at the advance date.

The adjustments in respect of the buy-to-let assets arise principally from spreading commissions paid over a longer period and the carry forward of fee income within loans to customers, while those on consumer finance assets relate principally to changes in the periods over which commissions are spread and the inclusion of terminal charges in the EIR calculations. The adjustments on other assets, which affect primarily owner-occupied mortgages written by Mortgage Trust before its acquisition by the Group, relate to changes in the periods over which commissions are spread and the spreading of initial fees and terminal fees.

(ix) Impairment

IAS 39 replaces the concept of provision for losses on customer loans with 'loan impairment'. An impairment is only recognised when there is evidence to suggest, at the balance sheet date that the value of the loan is impaired.

Under IFRS the amount of impairment provision required on any loan is that amount which would reduce the carrying value of the asset to the value of the future cash flows related to the loan, discounted at the original EIR. Where security exists, the security value can be used to offset any shortfall arising from the discounting approach. In the Group's UK GAAP provisioning methodology discounting was not used and therefore additional provisions are required by IFRS where balances are to be collected over a long period, as is the case with many of the assets held within the Group's closed loan books.

The change in definitions and the compulsory discounting methodology have resulted in changes to the Group's provisioning methodologies, with differing results on different asset portfolios. The largest part of the adjustment arises from the Group's closed portfolios, on loans arising from those business areas in which the Group is no longer active. The effect on the active businesses is not great, due in the greater part to their exemplary credit quality.

This change, which is also required in those subsidiaries accounting under UK GAAP by FRS 26, causes a reduction in reserves in certain subsidiaries, which requires a provision to be made in the parent company's accounts against its investments in these entities.

(x) Derivative financial instruments

Under IAS 39 certain financial instruments are carried at fair value, including all derivatives. Movement in these fair values is shown in the income statement for the period, but this effect is mitigated where the derivative is used for hedging purposes and can be shown to be 'highly effective', subject to the hedge accounting criteria of IAS 39 being met. Under UK GAAP these instruments were shown at cost.

Where a derivative is designated as a fair value hedge, the carrying value of hedged items is adjusted for those changes in fair value relating to the hedged risk and this adjustment is offset against the movement in the fair value of the derivative in the income statement. Where a derivative is designated as a cash flow hedge, only that part of the movement in fair value relating to inefficiency in the hedging arrangement affects profit, the remainder being taken to equity. Any gains or losses taken to equity will be recognised in the income statement at the same time as the effect of the hedged item.

Appendices to the annual report

For the year ended 30 September 2006

I. INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group published a detailed explanation of the adjustments made on transition to IFRS on 21 February 2006. Copies of this announcement are available from the Group's website at www.paragon-group.co.uk or from the Group Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

II. PROFORMA FINANCIAL INFORMATION

To enable a more meaningful presentation of results, in addition to the statutory comparative information, the results for the year ended 30 September 2005 have been compiled on a proforma basis. This shows the Group's customer loan balances, borrowings and interest income as they would have been shown had IAS 32 and 39 applied to these balances. The remaining adjustments required by these standards relate to fair values and hedging and cannot be applied as the required documentation for these arrangements was not in place at 1 October 2004. A reconciliation between the statutory comparatives and the proforma information was given in the announcement of 21 February 2006. The differences in the segment results and segmental 'loans to customers' figures between the statutory and proforma bases are also detailed in the announcement.

Financial highlights for 2005 on the proforma and statutory bases are shown below:

	2005 PROFORMA £m	2005 STATUTORY £m
Profit before taxation	71.7	71.8
Profit after taxation	55.7	55.8
Total loan assets	6,431.1	6,528.7
Shareholders' funds	244.4	312.8

	2005 PROFORMA	2005 STATUTORY
Earnings per share - basic	48.8p	48.9p
- diluted	46.8p	46.9p
Dividend per ordinary share	12.6p	12.6p

Notice of Annual General Meeting

To all shareholders

NOTICE IS HEREBY GIVEN that the eighteenth Annual General Meeting of The Paragon Group of Companies PLC will be held at the offices of Hoare Govett Limited at 250 Bishopsgate, London, EC2M 4AA on 8 February 2007 at 10.30 a.m. for the following purposes:

As ordinary business

1 To receive and consider the Company's Accounts for the year ended 30 September 2006 and the Reports of the Directors and the Auditors.

2 To consider and adopt the Report of the Board to the Shareholders on Directors' Remuneration.

3 To declare a dividend.

4 To re-appoint as directors (a) Mr P Pandya and (b) Mr D M M Beever (both of whom retire under Article 77) and (c) Mr T Eccles (who retires under Article 83).

5 To re-appoint Deloitte & Touche LLP as Auditors and to authorise the directors to fix their remuneration.

As special business

To consider and, if thought fit, to pass resolution 6 as an ordinary resolution and resolutions 7 and 8 as special resolutions:

Ordinary Resolutions

6 'THAT the Board be and it is hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £4,036,000 PROVIDED THAT this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.'

Special Resolutions

7 'THAT, subject to the passing of resolution 6, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by resolution 6 as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or any stock exchange in any territory or any other matter whatsoever); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £581,000,

and shall expire upon the renewal of this power or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.'

8 'THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 ('the Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange PLC of ordinary shares of 10p each in the share capital of the Company ('Ordinary Shares') provided that:-

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 11,600,000 (representing approximately 10 per cent of the Company's issued ordinary share capital excluding treasury shares);

(b) the minimum price which may be paid for an Ordinary Share is 10p;

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(e) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.'

By order of the Board

John G Gemmell
Company Secretary

Registered and Head Office:
St Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE

22 November 2006

Registered in England No. 2336032

A member entitled to attend and vote at this meeting may appoint a proxy to attend on his behalf and, on a poll, to vote instead of such member. A proxy need not also be a member of the Company. A proxy form is enclosed for use in connection with the meeting. Proxy forms and any power of attorney or other written authority under which they are executed (or an office or notarially certified copy thereof) should be lodged with the Registrar of the Company at the address shown on the reverse of the proxy form not less than forty-eight hours before the time appointed for the holding of the meeting. The appointment of a proxy will not preclude a shareholder from attending and voting at the meeting.

The register of directors' interests and copies of directors' service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the Registered Office of the Company from the date of this notice until the date of the meeting and at the place of the meeting from 10.00 a.m. on the date of such meeting until the conclusion thereof. The Report and Accounts have been sent to the Company's shareholders.

Biographical details of current directors are provided on pages 10 and 11. Biographical details of Mr T Eccles are given in the Chairman's Statement on page 5.

paragon

The Paragon Group of Companies PLC

Registered office:
St Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE
Telephone: 0121 712 2323
www.paragon-group.co.uk



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